Filed Pursuant to Rule 424(b)(4) and Rule 424(b)(7)

Registration No. 333-143631

Prospectus Supplement to Prospectus dated June 8, 2007

20,000,000 Shares

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders, including certain of our executive officers and former senior management members. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, but we will incur expenses in connection with the offering.

Our common stock is traded on the New York Stock Exchange under the symbol “SVR.” On November 1, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $16.09 per share.

See “ Risk Factors” on page S-17 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.50	$310,000,000
Underwriting discounts and commissions	$0.65875	$13,175,000
Proceeds, before expenses, to the selling stockholders	$14.84125	$296,825,000

To the extent that the underwriters sell more than 20,000,000 shares of common stock, the underwriters have a 30-day option to purchase up to an additional 3,000,000 shares from the selling stockholders at the public offering price, less the underwriting discount. We will not receive any of the proceeds from the sale of any additional shares by the selling stockholders.

The underwriters expect to deliver the shares against payment on November 7, 2007.

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Bear, Stearns & Co. Inc.

Robert W. Baird & Co.

Jefferies & Company
JPMorgan
Raymond James
UBS Investment Bank

The date of this prospectus supplement is November 1, 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that the selling stockholders are selling in this offering and about the offering itself. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us and our common stock and other information you should know before investing in our common stock. Before purchasing any shares of common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale of our common stock means that information contained in this prospectus supplement, the accompanying prospectus, any document incorporated by reference herein or any other offering material is correct as of any date other than its date. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of any offer to buy these shares of common stock in any circumstances or jurisdiction under which the offer or solicitation is unlawful.

The terms “Syniverse,” “we,” “us,” and “our” as used in this prospectus refer to Syniverse Holdings, Inc. and its consolidated subsidiaries. The phrase “this prospectus supplement” refers to this prospectus supplement and the accompanying prospectus, unless the context otherwise requires.

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. You should read carefully this entire prospectus supplement and the accompanying prospectus, including, in particular, the section of this prospectus supplement entitled “Risk Factors,” and the more detailed information and financial statements and related notes appearing in the documents incorporated by reference in this prospectus supplement.

Business

Overview

We are a leading enabler of wireless voice and data services for telecommunications companies worldwide. For over 20 years, we have served a critical role as one of the wireless industry’s only operator-neutral intermediaries, solving the challenges that arise as new technologies, standards and protocols emerge. Our mission-critical data clearinghouse, network and technology services solve technical and operational challenges for the wireless industry by translating incompatible communication standards and protocols and simplifying operator interconnectivity. Our fully-integrated suite of transaction-based services allows operators to deliver seamless voice, data and next generation services to wireless subscribers, including roaming, Short Message Service (“SMS”), Multimedia Messaging Services (“MMS”), caller ID, number portability and wireless video services. We currently provide our services to more than 375 operators in over 75 countries.

On April 1, 2007, we entered into a definitive agreement to acquire the wireless data clearing and financial settlement business of Billing Services Group Limited, which we refer to as BSG Wireless, for $290 million. BSG Wireless is a leading provider of wireless data clearing and financial settlement services to GSM operators worldwide. Except as otherwise indicated, the descriptions of our business contained in this prospectus supplement describe only our historical and current business operations. See “Business—Recent Developments” and “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—There can be no assurance that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition.” On a pro forma basis giving effect to the pending BSG Wireless acquisition, we will provide our services to more than 500 operators in over 100 countries.

Demand for our services is driven primarily by wireless voice and data traffic, subscriber roaming activity, SMS and MMS messaging, number porting and next-generation IP applications. The global wireless telecommunications industry is expected to grow due to continued subscriber growth, increased usage and deployment of new services. In addition, subscriber adoption of new wireless technologies and services can also drive demand for our services due to the resulting increase in interoperability complexities.

We have developed a broad set of innovative interoperability solutions in response to the evolving needs of our customers. Through our integrated suite of services, we enable operators to provide their customers with enhanced wireless services including:

•	national and international wireless voice and data roaming;

•	wireless data services, including SMS and MMS cross-carrier interoperability;

•	SS7 network connectivity and signaling services; and

•	intelligent network services such as caller ID, wireless number portability, advanced IP service offerings and ENUM.

Our services platforms also enable operators to rapidly and cost-effectively deploy next-generation wireless services including enhanced wireless data, wireless Voice-over-Internet Protocol (“VoIP”) and wireless video.

On a pro forma basis giving effect to the pending BSG Wireless acquisition, we will also provide:

•	financial settlement services; and

•	value-added roaming services.

We provide our services to telecommunications operators globally, including the ten largest U.S. wireless operators and seven of the ten largest international wireless operators. Domestically, we have long-standing relationships with many leading operators, including AT&T, Sprint, T-Mobile USA and Verizon Wireless. We also serve over 100 international operators outside North America, including Vodafone, SFR, Telefonica Moviles, TelCel, Telstra, Telia Sonera, China Unicom, KDDI and SK Telecom. For the six months ended June 30, 2007, 21.2% of our total revenues (excluding off-network database query fees) were generated outside of North America. On a pro forma basis giving effect to the pending BSG Wireless acquisition, 30.0% of our total revenues (excluding off-network database query fees) would have been generated outside of North America. We expect the percentage of our revenue generated outside North America to increase due to increasing sales to new and existing global customers.

We generate the majority of our revenue on a per-transaction basis, and often receive revenue from multiple transactions during a single call or data session. The remainder of our revenue is generated from custom software development fees, hardware sales, professional services, and recurring, non-transaction fees for network connections and software maintenance.

Our total revenues (excluding off-network database query fees) for the year ended December 31, 2006 were $328.9 million. Our net income was $89.7 million and our EBITDA was $116.8 million for the year ended December 31, 2006.

Our total revenues (excluding off-network database query fees) for the year ended December 31, 2006, on a pro forma basis giving effect to the pending BSG Wireless acquisition, would have been $372.2 million. On a pro forma basis giving effect to the pending BSG Wireless acquisition and the related financing transactions, our net income would have been $77.5 million and our EBITDA would have been $137.5 million for the year ended December 31, 2006. The foregoing does not include the impact of cost saving synergies that we expect to achieve in the two years following completion of the pending acquisition.

Suite of Services

We have built our reputation over the past 20 years by designing comprehensive solutions that solve wireless technology complexities as new technology standards and protocols emerge. Our integrated suite of services includes:

•

Technology Interoperability Services.    We operate one of the largest wireless data clearinghouses globally, enabling the accurate invoicing and settlement of domestic and global wireless roaming telephone calls and wireless data events. We also provide SMS and MMS routing and translation services between operators. In addition, we have expanded our mobile data solutions to include interactive video and mobile broadband solutions, prepaid applications and value-added roaming services.

•

Network Services.    Through our SS7 network, we connect disparate wireless operator networks and enable access to intelligent network database services like caller ID and provide translation and routing services to support the establishment and delivery of telephone calls. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all operators to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID.

•

Number Portability Services.    Our leading number portability services are used by many wireless operators, including most domestic operators, to enable wireless subscribers to switch service providers while keeping the same telephone number. We also provide these services to all Canadian wireless operators, and we expect to begin providing number porting services in Singapore in the second quarter of 2008.

•

Call Processing Services.    We provide wireless operators with global call handling, signaling and fraud management solutions that allow wireless subscribers from one operator to make and accept telephone calls while roaming on another operator’s network.

•	Enterprise Solutions. Our enterprise wireless data management platform allows operators to offer large corporate customers reporting and analysis tools to manage telecom-related expenses.

Completion of the pending BSG Wireless acquisition would result in an expansion of our clearinghouse capabilities in Europe, Asia and the Middle East and the expansion of our integrated suite of services to include:

•

Financial Settlement Services.    BSG Wireless provides financial settlement services to GSM operators worldwide. BSG Wireless’ financial settlement services support the efficient and timely payment of roaming related charges by wireless operators to their roaming network partners across domestic and international boundaries.

•

Value-Added Roaming Services.    BSG Wireless provides a suite of ancillary value-added roaming services to its customers, including re-rating, invoicing, reporting, tariff maintenance, inter-working services, TAP generation, conversion and affinity program services.

We also provide our customers with the ability to connect to various third-party intelligent network database providers. These providers charge us a per-transaction fee for access to their databases, which we pass on to our customers with little or no margin. We refer to these fees as “off-network database query fees.” For the year ended December 31, 2006, we generated $8.2 million of revenues in off-network database query fees, which represented 2.4% of our total revenues for that period.

Competitive Strengths

We believe that the following strengths differentiate us in the marketplace:

•

Leading provider of roaming enablement, signaling and interoperability solutions to the wireless industry.    We believe we are the leading provider of roaming, signaling and interoperability solutions to wireless operators worldwide. Our solutions allow wireless operators to deliver seamless voice, data and next-generation services to wireless subscribers, including roaming, SMS, MMS, caller ID, number portability and wireless video services. We believe our extensive experience solving interoperability challenges of the wireless industry positions us well as new technology incompatibilities and complexities emerge with the introduction of new wireless services.

•

Global customer base.    We currently provide our services as a neutral third-party to over 375 operators in over 75 countries. On a pro forma basis giving effect to the pending BSG Wireless acquisition, we will provide our services to more than 500 operators in over 100 countries.

•

Transaction-based business model with recurring revenues and strong operating cash flows.    Our historical success in customer retention, growth in transaction volumes and ability to leverage existing technology platforms to serve additional customers enable us to generate a high level of recurring revenues and strong operating cash flows.

•

Extensive and collaborative relationships.    We maintain collaborative relationships with many of our customers and have jointly developed applications and services designed specifically to meet their business requirements. This unique positioning enables us to more effectively anticipate, identify and address evolving industry needs and opportunities.

•

Proven track record of technology innovation enables us to address the evolving needs of our customers.    We have a long history of providing solutions to the wireless industry for over 20 years. Moreover, we believe that we are and will continue to be a leading developer and provider of next-generation technology services to wireless operators. These services include messaging, wireless data, video, VoIP and other IP-based solutions.

•

Comprehensive suite of services makes us a leading provider of mission-critical services.    We believe that the breadth of our integrated solutions distinguishes us from our competitors, many of whom offer a single or limited set of services. In addition, we believe that the mission-critical nature of our services, our established operator relationships and our performance track record make us the technology services provider of choice for many of our customers.

•

Experienced management team with deep customer relationships.    Our senior management team has significant industry knowledge and deep customer relationships developed over an average of 20 years of telecommunications and technology industry experience.

Growth Strategy

In order to strengthen our market leadership position, enhance growth and maximize profitability, we intend to:

•

Continue to expand globally.    We are aggressively pursuing global expansion opportunities in new markets. We have continued to expand our sales and support offices in Europe, Asia Pacific and Latin America. This expansion has helped us win contracts with leading operators in many countries including the United Kingdom, France, China, Italy and India. For the six months ended June 30, 2007, 21.2% of our total revenues (excluding off-network database query fees) were generated outside of North America. On a pro forma basis giving effect to the pending BSG Wireless acquisition, 30.0% of our total revenues (excluding off-network database query fees) would have been generated outside of North America. We expect the percentage of our revenue generated outside North America to increase due to increasing sales to new and existing global customers.

•

Capitalize on growth in wireless data services.    Our revenue from data services increased 158.2% for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. We expect to further capitalize on the growth in wireless messaging, content and video traffic. We currently provide technology interoperability and network services solutions that enable the seamless transmission, delivery and billing of wireless data services between operators. As wireless data usage increases, we expect demand for our services to grow. In addition, we expect to continue to develop new innovative services as new wireless data formats, protocols and standards are deployed by the wireless industry.

•

Continue to broaden our services suite and develop new customer solutions.    We believe that we are well positioned to develop innovative services that solve complexities associated with new market participants and new technologies. For example, we have expanded our UniRoam platform to handle both voice and data roaming. In addition, we are currently launching next-generation services with existing customers, including IP-to-wireless operator interconnectivity, video peering, ENUM, NRTRDE and messaging hub.

•

Further penetrate our existing customer base.    We have been successful at selling new services to our existing customers. For example, we have signed contracts with approximately 50 CDMA operators to enable worldwide roaming for their data subscribers. We intend to continue to sell incremental services to our existing customers to further diversify our revenue and increase per-customer revenues.

•

Improve operational efficiencies.    We continue to seek opportunities to more efficiently manage our business in order to maximize our operational effectiveness, competitiveness and profitability. We have recently announced the first stage of our new support and development off-shoring initiative. We anticipate furthering these efforts as we continue our global expansion. In addition, upon completion of the pending BSG Wireless acquisition, we plan to consolidate and integrate technology and operational platforms which we expect will generate significant cost saving synergies.

•

Pursue strategic acquisitions.    We continue to seek opportunities to acquire businesses that expand our range of services, provide opportunities to increase our customer base and cross-selling opportunities and enter new geographies. For example, in April 2007, we announced our agreement to acquire BSG Wireless, a leading provider of wireless data clearing and financial settlement services for worldwide GSM operators. In June 2006, we acquired ITHL, a leading provider of value-added services to operators in the Asia Pacific region. In September 2004, we acquired the North American wireless clearinghouse business of Electronic Data Systems.

Corporate Information

Syniverse Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 8125 Highwoods Palm Way, Tampa, Florida 33647, and our telephone number is (813) 637-5000. Our website address is www.syniverse.com. Information on our website should not be construed to be part of this prospectus supplement or the accompanying prospectus. For further information about our business, we refer you to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, which are incorporated into this prospectus supplement by reference. We make available free of charge, on or through the investor relations section of our Web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Pending BSG Wireless Acquisition

On April 1, 2007 we entered into a definitive share purchase agreement to acquire BSG Wireless from Billing Services Group Limited (AIM: BILL) for $290 million in cash (which includes debt to be refinanced at closing). BSG Wireless is a leading provider of wireless data clearing and financial settlement services to GSM operators worldwide. Headquartered in Russelsheim, Germany and with operations in the United Kingdom, Hong Kong and the United States, BSG Wireless services over 175 customers globally, including T-Mobile, Orange, Telefonica Moviles, KPN, Telenor and Bouygues. In particular, BSG Wireless has a strong European presence and has established relationships with many of the major European wireless operators. In addition, BSG Wireless has a strong track record of innovation supported by in-region development capabilities throughout Europe, Asia and the Middle East, enabling it to continually develop the next-generation of services for its customers. We expect to finance the purchase price for this acquisition by drawing down on the $160 million delayed draw term loan facility and $130 million equivalent Euro-denominated delayed draw term loan facility that are part of the amended and restated credit facility that we entered into in August 2007. See “Sources and Uses of Funds.”

Like Syniverse, BSG Wireless manages critical call detail records and transactional billing information for many of the world’s largest wireless voice and data communications companies and offers an extensive portfolio of wireless data clearing and financial settlement services. BSG Wireless offers the following integrated suite of services:

•

Data Clearing Services.    BSG Wireless is a leading provider of global GSM clearinghouse services. It offers standard data validation and clearing, call age checking and basic reporting, routing and end-to-end control and TAP file storage services. Data clearing growth is driven primarily by the number of wireless subscribers, roaming rates, mobile roaming traffic and messaging and wireless data usage patterns.

•

Financial Settlement Services.    BSG Wireless offers financial settlement of global voice and data roaming traffic management, GSM and CDMA network operations, inter-working settlements and cross-currency pre-pay account top-up services. Financial settlement growth is driven primarily by operators’ desire to outsource the financial settlement function to third-party providers, the number of network roaming partners per customer and the volume of dollars settled.

•

Value-Added Roaming Services.    BSG Wireless offers re-rating, invoicing, reporting, tariff maintenance, inter-working services, TAP generation, conversion and affinity program services. Drivers of growth include the number of wireless subscribers, roaming rates, mobile roaming traffic, messaging and wireless data usage patterns and increased complexity in the telecommunications sector.

On a pro forma basis giving effect to the pending BSG Wireless acquisition, we expect that, during the two years following the completion of the acquisition, we will achieve approximately $12.0 million of annual cost saving synergies for the combined businesses. However, we cannot assure you that we will be able to achieve such cost saving synergies on the timetable contemplated, or at all. Additionally, we expect to incur significant restructuring charges (including severance) and transition expenses in connection with these cost saving synergies. See “Risk Factors—Even if we are able to successfully integrate the business of BSG Wireless into our operations, we may not realize the anticipated cost saving synergies of the pending BSG Wireless acquisition on the time table currently contemplated, or at all.”

We currently expect to close the pending BSG Wireless acquisition in the fourth quarter of 2007. However, the closing is subject to the satisfaction of a number of conditions, certain of which are outside of our control, including the receipt of required regulatory approvals. We cannot assure you that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently contemplated, or at all. This offering is not conditioned on the prior consummation of the pending BSG Wireless acquisition. See “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—There can be no assurance that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition.”

The share purchase agreement contains representations, warranties, and covenants typical for transactions of this type. The closing of the pending BSG Wireless acquisition is subject to the satisfaction of customary closing conditions, including Billing Services Group Limited receiving the consent of its shareholders (which it received on April 23, 2007) and the receipt of required regulatory approvals. The European Commission, as part of its investigation process under the procedural rules of the EC Merger Regulation, has initiated a Phase II review of the proposed BSG Wireless acquisition. Although the European Commission’s decision to open a Phase II review does not pre-judge the outcome of the investigation, we cannot assure you of the timeliness of the completion of its investigation, nor that it will approve the acquisition.

Additionally, our obligations to consummate the acquisition are subject to Billing Services Group Limited complying in all material respects with certain covenants, Billing Services Group Limited’s warranties must be true and correct in all material respects as of the closing date (other than certain warranties with respect to financial information regarding BSG Wireless, which must be true and correct in all material respects as of the date of the share purchase agreement or such earlier date as shall be specified in such information), and, excluding matters related to the required regulatory approvals described above, no other provision of any applicable law, and no other judgment, injunction, order or decree that makes illegal or otherwise prohibits the acquisition shall be in effect. There can be no assurance that these conditions or any other conditions set forth in the share purchase agreement will be satisfied or waived.

The Offering

Common stock offered by the selling stockholders	20,000,000 shares.

Common stock to be outstanding after this offering	68,282,642 shares.

Use of proceeds

We will not receive any proceeds from the sale of common stock in this offering. The selling stockholders, including certain of our executive officers and former senior management members, will receive all of the net proceeds from the sale of shares in this offering. See “Use of Proceeds.”

New York Stock Exchange symbol	“SVR”

The number of shares of common stock to be outstanding after this offer is based on the number of shares outstanding as of September 30, 2007 and excludes:

•	1,129,761 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007, at a weighted average exercise price of $13.58 per share; and

•	4,738,261 additional shares of common stock reserved for future grants or awards under our 2006 Long-Term Equity Incentive Plan and Employee Stock Purchase Plan.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 3,000,000 additional shares of common stock from the selling stockholders.

Risk Factors

Investing in our common stock involves substantial risk. See “Risk Factors” on page S-17 for a description of the risks you should consider before investing in our common stock.

Selling Stockholders

GTCR and certain of our executive officers and former senior management members are offering shares of common stock pursuant to this prospectus. See “Selling Stockholders” for a description of each of the selling stockholders and “Certain Relationships and Related Transactions” for a discussion of our relationship with GTCR.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth our summary condensed consolidated financial data for the periods ended and at the dates indicated. We have derived the summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and the accompanying notes incorporated by reference into this prospectus supplement. We have derived the summary consolidated financial data for the six months ended June 30, 2006 and 2007 and at June 30, 2007 from our unaudited consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement. We have derived the pro forma financial information giving effect to the pending BSG Wireless acquisition and the related financing transactions from the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus supplement.

The unaudited pro forma condensed consolidated financial data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus supplement. The unaudited pro forma condensed consolidated statement of operations data and other financial information for the year ended December 31, 2006 have been prepared to give effect to the pending BSG Wireless acquisition and the related financing transactions as if each of the transactions had occurred on January 1, 2006. The unaudited pro forma condensed consolidated statement of operations data and other financial information for the six months ended June 30, 2007 have been prepared to give effect to the pending BSG Wireless acquisition and the related financing transactions as if each of the transactions had occurred on January 1, 2006. The unaudited pro forma condensed consolidated balance sheet data at June 30, 2007 has been prepared to give effect to the pending BSG Wireless acquisition and the related financing transactions as if each of the transactions had occurred on June 30, 2007.

The adjustments to the unaudited pro forma condensed consolidated financial statements are based upon valuations and other studies that have not been completed but that management believes to be reasonable. Additionally, the unaudited pro forma condensed consolidated financial statements are based on several assumptions that may prove to be inaccurate. The unaudited pro forma condensed consolidated financial data and other financial information are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to be indicative or to forecast what our balance sheet data, results of operations or other data will be as of any future date or for any future period. A number of factors may affect our actual results. This offering is not conditioned on the prior closing of the pending BSG Wireless acquisition and we cannot assure you that the transaction will be consummated on the terms or timetable currently contemplated or at all. See “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—There can be no assurance that the BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition.”

The summary condensed consolidated financial data and unaudited pro forma condensed consolidated financial data set forth below are not necessarily indicative of the results of our future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the six months ended June 30, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006, each of which is incorporated by reference herein, the unaudited pro forma condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus supplement, and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus supplement and incorporated by reference herein.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2006	Six Months Ended June 30,		Pro Forma Six Months Ended June 30, 2007
					(unaudited)
	2004	2005	2006		2006	2007
	(in thousands except per share data)
Statement of Operations Data:
Revenues (excluding Off-Network Database Query Fees)	$308,654	$331,030	$328,857	$372,211	$152,320	$172,479	$194,654
Off-Network Database Query Fees	23,749	10,761	8,162	8,162	5,291	3,274	3,274

Total Revenues	332,403	341,791	337,019	380,373	157,611	175,753	197,928
Costs and expenses	256,819	248,888	260,773	294,448	128,286	133,141	149,677

Operating income	75,584	92,903	76,246	85,925	29,325	42,612	48,251
Interest expense(1)	(52,928)	(34,647)	(27,328)	(51,384)	(13,449)	(12,123)	(24,140)
Net income (loss)	15,063	9,804	89,724	77,522	13,037	19,314	16,267
Preferred dividends	(31,564)	(4,195)	—	—	—	—	—
Net income (loss) attributable to common stockholders	(16,501)	5,609	89,724	77,522	13,037	19,314	16,267
Net income (loss) per share:
Basic	$(0.41)	$0.09	$1.34	$1.16	$0.20	$0.29	$0.24
Diluted	$(0.41)	$0.09	$1.33	$1.15	$0.19	$0.29	$0.24
Weighted average common shares outstanding:
Basic	39,838	61,973	66,943	66,943	66,828	67,257	67,257
Diluted	39,838	62,978	67,298	67,298	67,568	67,396	67,396
Other Financial Information:
Depreciation and amortization(1)	$41,972	$46,815	$41,172	$52,247	$19,849	$21,003	$26,520
EBITDA(2)	117,544	98,350	116,826	137,506	48,580	63,743	74,801
Capital expenditures	22,184	34,001	19,921	N/A	10,821	16,053	N/A

	At June 30, 2007	Pro Forma at June 30, 2007
	(in thousands)
Balance Sheet Data:
Cash	$48,239	$47,226
Working capital(3)	34,465	38,085
Property and equipment, net	43,864	45,831
Total assets	804,991	1,126,112
Total debt	310,865	600,865
Total stockholders’ equity	432,973	432,973

(1)	Depreciation and amortization amounts exclude accretion of debt discount and amortization of deferred finance costs, both of which are included in interest expense in the statement of operations data.

(2)	EBITDA is determined by adding interest expense, net, income taxes, depreciation and amortization to net income (loss). We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a measure to review and assess the operating performance of our company. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to EBITDA for the periods presented. We have also provided supplemental information regarding restructuring expenses, intangible asset impairments, loss (gain) on the extinguishment of debt, facility move expenses and loss on disposal of assets as these items were taken into account in calculating EBITDA.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2006	Six Months Ended June 30,		Pro Forma Six Months Ended June 30, 2007
	2004	2005	2006		2006	2007
				(in thousands)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss) as reported	$15,063	$9,804	$89,724	$77,522	$13,037	$19,314	$16,267
Interest expense, net	51,780	32,690	25,504	49,283	12,370	11,196	22,943
Depreciation and amortization	41,972	46,815	41,172	52,247	19,849	21,003	26,520
Provision for (benefit from) income taxes	8,729	9,041	(39,579)	(41,546)	3,324	12,230	9,071

EBITDA	$117,544	$98,350	$116,826	$137,506	$48,580	$63,743	$74,801

Supplemental information:
Restructuring expense(i)	$289	$143	$1,006	$3,387	$338	$2,555	$2,555
SFAS 123R non-cash compensation	—	—	1,820	1,820	329	1,469	1,469
Impairment losses on intangible assets(ii)	14,056	—	—	—	—	—	—
Loss on extinguishment of debt(iii)	—	42,804	924	924	924	—	—
Facility move(iv)	—	2,172	5,298	5,298	5,438	—	—
Loss on disposal of assets(v)	—	612	—	—	—	—	—

(i)	Restructuring expense is comprised primarily of severance benefits associated with our cost rationalization initiatives, which were implemented in April 2004, September 2005, February 2006, August 2006, January 2007 and June 2007. The April 2004 and September 2005 restructurings were related to two acquisitions. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.
(ii)	In 2004, $9.0 million of impairment losses on intangible assets related to capitalized software costs associated with our phase out of other service offerings and reduced valuation of certain call processing services and $5.1 million of impairment losses on intangible assets related to customer base intangible assets resulting from a technology interoperability customer notifying us that it did not intend to renew its contract for these services.
(iii)	Loss on extinguishment of debt relates to the early extinguishment of debt related to our previous senior credit facility, repaid in February 2005, and the February 2005 and August 2005 tenders for our 12 3/4% senior subordinated notes due 2009. In February 2005, we recognized a loss of $23.8 million on the early extinguishment of debt related to our previous senior credit facility and a tender for 35% of our 12 3/4% senior subordinated notes. The loss includes a non-cash write-off of $6.0 million of unamortized deferred financing costs and $5.4 million of unamortized debt discount relating to our previous senior credit facility and the tendered portion of our 12 3/4% senior subordinated notes, as well as a $12.4 million cash charge related to the prepayment premium on the tendered portion of our 12 3/4% senior subordinated notes. In August 2005, we recognized a $19.0 million charge attributable to the early extinguishment of debt related to a tender for $144.8 million of our 12 3/4% senior subordinated notes. The loss includes a non-cash write-off of $2.6 million of unamortized deferred financing costs and $1.6 million of unamortized debt discount, as well as a $14.3 million cash charge related to the prepayment premium and $0.5 million of other costs. In February 2006, we redeemed all $14.5 million aggregate principal amount of our 12 3/4% senior subordinated notes due 2009, resulting in a charge related to the prepayment premium of $0.9 million.
(iv)	Facilities move expenses consist of expenses incurred related to our headquarters relocation, which commenced in the fourth quarter of 2005.
(v)	Loss on disposal of assets relates to the retirement of computer equipment related to our call processing services.

(3)	We define working capital as current assets (excluding cash and cash equivalents) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

Preliminary Third Quarter Results

Although our financial statements for the quarter ended September 30, 2007 are not yet complete, the following financial information reflects our estimate of those results, based on currently available information. The following financial information is not a comprehensive statement of our financial results for the quarter ended September 30, 2007 and should therefore be considered together with our full results of operations when published. The following financial information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our quarter—end closing and reporting processes. The estimates for any interim period are not necessarily indicative of our operating results for a full year or any future period, and are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the six months ended June 30, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006.

We estimate that total revenues were $100.3 million for the third quarter 2007, a 7.2% increase compared to the third quarter 2006, and net revenues, which exclude off-network database queries or pass-through revenue, were $99.2 million for the third quarter 2007, a 7.8% increase compared to the third quarter 2006. Net income for the third quarter is estimated to be $16.5 million, compared to $17.6 million in the third quarter 2006. We estimate EBITDA for the third quarter of 2007 was $44.1 million, as compared to $37.9 million for the third quarter 2006.

For the third quarter 2007, our preliminary revenue results include the following:

•

Technology Interoperability Services.    We estimate Technology Interoperability Services revenues were $51.0 million in the third quarter 2007, an 18.6% increase compared to the third quarter 2006, primarily driven by increases in data services such as SMS interoperability, mobile data roaming, as well as growth in clearinghouse services. In addition, we estimate ITHL will contribute $7.1 million of revenues in the third quarter of 2007 as compared to $8.2 million in the third quarter of 2006.

•

Network Services.    We estimate Network Services revenues were $32.0 million in the third quarter 2007, a 0.2% increase compared to the third quarter 2006, as wireline customer migrations were offset by organic increases in data networking and reporting services.

•

Number Portability Services.    We estimate Number Portability Services revenues were $7.1 million in the third quarter 2007, an 8.1% decrease compared to the third quarter 2006, due to the pricing impact of certain renewals. The impact of contract renewals was partially offset by increased revenues from new services provided to Canadian mobile operators.

•

Call Processing Services.    We estimate Call Processing Services revenues were $8.2 million in the third quarter 2007, a 7.8% increase compared to the third quarter 2006. Performance was driven by strong increases in Signaling Solutions offset by continued declines in legacy fraud-related services.

•	Enterprise Solutions. We estimate Enterprise Solutions revenues were $0.9 million in the third quarter 2007.

•	Off-Network Database Queries (Pass-Through). We estimate Pass-Through revenues for the third quarter 2007 were $1.1 million.

Preliminary Condensed Consolidated Statements of Operations (unaudited)

(In thousands except per share information)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Technology Interoperability Services	$42,996	$51,006	$99,631	$130,862
Network Services	31,911	31,990	94,953	93,659
Number Portability Services	7,682	7,060	21,632	20,104
Call Processing Services	7,596	8,191	22,075	23,821
Enterprise Solution	1,792	943	6,005	3,223

Revenues excluding Off Network Database Queries	91,977	99,190	244,296	271,669
Off Network Database Queries	1,590	1,088	6,882	4,362

Total Revenues	93,567	100,278	251,178	276,031
Cost of operations	35,196	34,584	99,947	102,100

Gross Margin	58,371	65,694	151,231	173,931
Gross Margin %	62.4%	65.5%	60.2%	63.0%
Gross Margin % before
Off Network Database Queries	63.5%	66.2%	61.9%	64.0%
Sales and marketing	6,297	7,483	18,661	21,947
General and administrative	13,566	14,317	44,550	41,920
Depreciation and amortization	10,685	10,861	30,534	31,864
Restructuring	668	(319)	1,006	2,236

Operating income	27,155	33,352	56,480	75,964
Other expense, net
Interest expense, net	(6,691)	(6,201)	(19,061)	(17,397)
Loss on extinguishment of debt	—	—	(924)	—
Other, net	57	(90)	387	38

	(6,634)	(6,291)	(19,598)	(17,359)

Income before provision for income taxes	20,521	27,061	36,882	58,605
Provision for income taxes	2,939	10,582	6,263	22,812

Net income	$17,582	$16,479	$30,619	$35,793

Net income per share
Basic	$0.26	$0.24	$0.46	$0.53
Diluted	$0.26	$0.24	$0.45	$0.53
Shares used in calculation
Basic	67,006	67,377	66,888	67,298
Diluted	67,930	67,607	67,689	67,467

Selected Balance Sheet Data (unaudited):	As of September 30, 2007
(in thousands)
Cash	$42,042
Senior subordinated notes	175,000
Term note B	112,000

Total debt	$287,000

Common stock and additional paid-in capital	$462,057
Accumulated deficit and other comprehensive income	(10,451)

Total stockholders' equity	$451,606

Reconciliation of Non GAAP Measures to GAAP (unaudited)

(In thousands except per share information)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Reconciliation of Net Income to EBITDA(1):
Net income	$17,582	$16,479	$30,619	$35,793
Interest expense, net	6,691	6,201	19,061	17,397
Depreciation and amortization	10,685	10,861	30,534	31,864
Provision for income taxes	2,939	10,582	6,263	22,812

EBITDA(1)	$37,897	$44,123	$86,477	$107,866

Supplemental information(2):
Restructuring expense	$668	$(319)	$1,006	$2,236
SFAS 123R non-cash compensation	704	976	1,033	2,446
IOS North America transition expenses(3)	—	—	794	—
Facilities move	(165)	—	5,273	—
Loss on extinguishment of debt	—	—	924	—
Litigation settlement(4)	1,368	—	1,368	—
Non-operating gains(5)	—	—	(330)	—

(1)	See note 2 to “Summary Historical and Pro Forma Financial Data” for a description of how we determine EBITDA and a summary of the reasons we believe EBITDA provides useful information to investors.
(2)	See note 2 to “Summary Historical and Pro Forma Financial Data” for a description of certain of these supplemental items.
(3)	IOS North America transition expenses relate to expenses incurred for the integration of the IOS North America acquisition.
(4)	Litigation settlement relates to costs associated with our SBC litigation.
(5)	Non-operating gains relate to non-operating revenues and gains from the sale of marketable securities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Supplemental cash flow information:
Cash from operations	$27,312	$29,301	$53,660	$68,036
Capital expenditures	5,707	5,921	16,528	21,974
Cash (paid) received in legal settlement(1)	(2,400)	—	(2,400)	2,500
Change in working capital due to ITHL contingent payment(2)	—	—	—	6,160

(1)	In 2006 we paid $2.4 million settling outstanding claims related to our litigation with SBC. In 2007, we received $2.5 million settling all outstanding claims with Bell South Telecommunications Inc.
(2)	In 2007, we paid an earn-out to the sellers related to our acquisition of ITHL which had been accrued in the fourth quarter of 2006.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Additional supplemental information:
Cash interest paid	$10,140	$9,658	$23,443	$21,421
Cash income taxes paid	—	1,176	21	2,826

RISK FACTORS

You should carefully consider the following factors in addition to the other information contained or incorporated by reference in this prospectus supplement before making any investment decisions with respect to our common stock or other securities. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading prices of our securities to decline significantly.

Risks Related to Our Business

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide reliable services to our customers. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware, or our customers’ or suppliers’ computer software or hardware;

•	our networks, our customers’ networks or our suppliers’ networks; and

•	our connections and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•	power loss, transmission cable cuts and other telecommunications failures;

•	hurricanes, fires, earthquakes, floods and other natural disasters;

•	interruption of service due to potential facility migrations;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

•	errors by our employees or third-party service providers.

Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including that of our customers and vendors, could disrupt the operation of our network and the provision of our services, result in the loss of current and potential customers and expose us to potential customer liability.

We depend on a small number of customers for a significant portion of our revenues and the loss of any of our major customers would harm us.

Our three largest customers for the year ended December 31, 2006 represented approximately 29.8% of our revenues in the aggregate, while our ten largest customers for the year ended December 31, 2006 represented approximately 51.2% of our revenues in the aggregate. For the year ended December 31, 2006, we generated revenues from services provided to Verizon Communications, Verizon Wireless and their affiliates, which collectively is our largest customer, of approximately $59.5 million, or 17.6% of our revenues. No other customer accounted for more than 10% of our revenues for the year ended December 31, 2006. On a pro forma basis giving effect to the pending BSG Wireless acquisition, our three largest customers for the year ended December 31, 2006 represented approximately 26.4% of our revenues in the aggregate, while our ten largest customers for the year ended December 31, 2006 represented approximately

45.3% of our revenues in the aggregate. We expect to continue to depend upon a small number of customers for a significant percentage of our revenues. Because our major customers represent such a large part of our business, the loss of any of our major customers would negatively impact our business.

Most of our customer contracts do not provide for minimum payments at or near our historical levels of revenues from these customers.

Although some of our customer contracts require our customers to make minimum payments to us, these minimum payments are substantially less than the revenues that we have historically earned from these customers. If our customers decide for any reason not to continue to purchase services from us at current levels or at current prices, to terminate their contracts with us or not to renew their contracts with us, our revenues would decline.

Future consolidation among our customers may cause us to lose transaction volume and reduce our prices, which would negatively impact our financial performance.

In the past, consolidation among our customers has caused us to lose transaction volume and to reduce prices. In the future, our transaction volume and pricing may decline for similar reasons. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful. Within the past few months, several transactions have been announced but are not yet closed. While the impact of these transactions cannot yet be determined, each of the companies involved in the announced transactions are customers of ours, and the consummation of these transactions could cause us to lose transaction volume and reduce prices.

If we do not adapt to rapid technological change in the telecommunications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change, frequent new service introductions and changing customer demands. Significant technological changes could make our technology and services obsolete. Our success depends in part on our ability to adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our existing services and by successfully developing, introducing and marketing new features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would impair our ability to compete, retain customers or maintain our financial performance. We sell our services primarily to telecommunications companies. Our future revenues and profits will depend, in part, on our ability to sell to new market participants.

The market for our services is intensely competitive and many of our competitors have significant advantages over us.

We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business. We face competition from large, well-funded providers of similar services, such as VeriSign, Neustar, Sybase, MACH, Amdocs, Convergys, BSG, Infobrain and other existing communications, billing and technology companies. We also believe that certain customers may choose to internally deploy certain functionality currently provided by our services. In recent years, we have experienced a loss of revenue streams from certain of our services as some of our customers have decided to meet their needs for these services in-house. For example, during the fourth quarter of 2004, we received notice from Sprint of its intention to move number portability error resolution services provided by us to its own internal platforms. This was completed in 2005. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing services that will compete with the services we offer. We anticipate increased competition in the telecommunications industry and the entrance of new competitors into our business.

We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

Our continued expansion into international markets is subject to uncertainties that could affect our operating results.

Our growth strategy contemplates continued expansion of our operations into foreign jurisdictions. International operations and business expansion plans are subject to numerous risks, including:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	fluctuations in currency exchange rates;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	U.S. Department of Commerce export controls;

•	tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholdings requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

•	unexpected changes in regulatory requirements;

•	the difficulties associated with managing a large organization spread throughout various countries;

•	the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

•	the potential difficulty in enforcing intellectual property rights in certain foreign countries.

For the six months ended June 30, 2007, 21.2% of our total revenues (excluding off-network database query fees) were generated outside of North America. On a pro forma basis giving effect to the pending BSG Wireless acquisition, 30.0% of our total revenues (excluding off-network database query fees) would have been generated outside of North America. As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could result in higher costs or reduced revenues for our international operations.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth, diminish our competitiveness and harm our operations.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expense related to identifiable intangible assets acquired, which could harm our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	greater than expected costs, management time and effort involved in identifying, completing and integrating acquisitions;

•	potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

•	entering into markets and acquiring technologies in areas in which we have little experience;

•	acquiring intellectual property which may be subject to various challenges from others;

•	the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

•	the inability to achieve expected synergies;

•	a need to incur debt, which may reduce our cash available for operations and other uses, or a need to issue equity securities, which may dilute the ownership interests of existing stockholders; and

•	realizing little, if any, return on our investment.

Our failure to achieve or sustain market acceptance at desired pricing levels or transaction volumes could impact our ability to maintain profitability or positive cash flow.

Competition and industry consolidation have resulted in pricing pressure, which we expect to continue in the future and which we expect to continue to address through our volume-based pricing strategy. This pricing pressure could cause large reductions in the selling price of our services. For example, consolidation in the wireless services industry in the United States over the past several years could give our customers increased transaction volume leverage in pricing negotiations. Our competitors or our customers’ in-house solutions may also provide services at a lower cost, significantly increasing pricing pressures on us. While historically pricing pressure has been largely offset by volume increases and the introduction of new services, in the future we may not be able to offset the effects of any price reductions.

The inability of our customers to successfully implement our services could harm our business.

Significant technical challenges can arise for our customers when they implement our services. Our customers’ ability to support the deployment of our services and integrate them successfully within their operations depends, in part, on our customers’ technological capabilities and the level of technological complexity involved. Difficulty in deploying those services could increase our customer service support costs, delay the recognition of revenues until the services are implemented and reduce our operating margins.

Our reliance on third-party providers for communications software, hardware and infrastructure exposes us to a variety of risks we cannot control.

Our success depends on software, equipment, network connectivity and infrastructure hosting services supplied by our vendors and customers. We cannot assure you that we will be able to continue to purchase the necessary software, equipment and services from these vendors on acceptable terms or at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors and customers, we may lose customers and experience an increase in costs in seeking alternative supplier services.

Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties, including our vendors and customers, that is used by our technology interoperability services, network services, number portability services, call processing services and enterprise solutions. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether those third parties will upgrade or improve their software, equipment and services to meet our and our customers’ evolving requirements. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to industry consolidation. This consolidation may cause the availability, pricing and quality of the services we use to vary and could lengthen the amount of time it takes to deliver the services that we use.

Capacity limits on our network and application platforms may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use.

As customers’ usage of our services increases, we will need to expand and upgrade our network and application platforms. We may not be able to accurately project the rate of increase in usage of our services. In addition, we may not be able to expand and upgrade, in a timely manner, our systems, networks and application platforms to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and networks and application platforms, we may lose customers and our operating performance may suffer.

Financial and operating difficulties in the telecommunications sector may negatively affect our customers and our company.

Historically, the telecommunications sector has experienced significant challenges resulting in excess capacity, poor operating results and financing difficulties. Because we operate in the telecommunications sector, we may also be negatively impacted. While the sector has recently improved, some of our customers continue to have uncertain financial conditions. The impact of these conditions on us could include slower collections on accounts receivable, higher bad debt expense, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers, which will put our customers and operating performance at risk.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	enhance and expand the range of services we offer;

•	maintain and expand our network; and

•	respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. In addition, our senior credit facility and the indenture governing our 7 3/4% senior subordinated notes contain financial and other restrictive covenants that will limit our ability to incur indebtedness or obtain financing. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, our failure to obtain additional financing could reduce our competitiveness as our competitors may provide better-maintained networks or offer an expanded range of services.

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our obligations.

We have significant debt service obligations. As of June 30, 2007, we had outstanding indebtedness of approximately $310.9 million (including the current portion of $1.4 million). On a pro forma basis, giving effect to the pending BSG Wireless acquisition and the related financing transactions, as of June 30, 2007, we would have had outstanding indebtedness of approximately $600.9 million (including the current portion of $4.3 million). We are the borrower of all of this outstanding indebtedness.

Our substantial debt could have important consequences to investors. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce the funds available for working capital, capital and development expenditures, acquisitions and other general corporate purposes;

•

limit our flexibility in planning for, or reacting to, changes in the manufacture, production, distribution or marketing of our services, customer demand, competitive pressures and the industries we serve;

•	place us at a competitive disadvantage compared to our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to borrow additional funds.

We may incur substantial additional debt in the future. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face.

In addition, our debt contains financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which if not cured or waived, could result in the acceleration of all our debts.

Our stock price may be volatile.

The trading price of our common stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control, such as:

•	actual or anticipated variations in quarterly results of operations;

•	changes in intellectual property rights of us or our competitors;

•	announcements of technological innovations;

•	the introduction of new products or changes in product;

•	pricing by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	additions or departures of key personnel; and

•	generally adverse market conditions.

Regulations affecting our customers and us and future regulations to which they or we may become subject may harm our business.

Although we do not offer voice-grade or data services that are deemed to be common carrier telecommunication services, certain of the services we offer are subject to regulation by the Federal Communications Commission (“FCC”) that could have an indirect effect on our business. The U.S. telecommunications industry has been subject to continuing deregulation since 1984 and the European and Asian telecommunications industries are also subject to continued deregulation. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect regulation or deregulation may have on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation.

We may not be able to receive or retain licenses or authorizations that may be required for us to sell our services internationally.

The sales and marketing of our services internationally are subject to the U.S. Export Control regime. Services of a commercial nature are subject to regulatory control by the Department of Commerce’s Bureau of Export Administration and to Export Administration regulations. In the future, Congress may require us to obtain export licenses or other export authorizations to export our services abroad, depending upon the nature of services being exported, as well as the country to which the export is to be made. We cannot assure you that any of our applications for export licenses or other authorizations will be granted or approved. Furthermore, the export license/export authorization process is often time-consuming. Violation of export control regulations could subject us to fines and other penalties, such as losing the ability to export for a period of years, which would limit our revenue growth opportunities and significantly hinder our attempts to expand our business internationally.

Failure to protect our intellectual property rights adequately may have a material adverse affect on our results of operations or our ability to compete.

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and agreements preventing the unauthorized disclosure and use of our intellectual property. We cannot assure you that these protections will be adequate to prevent competitors from copying or reverse engineering our services, or independently developing and marketing services that are substantially equivalent to or superior to our own. Moreover, third parties may be able to successfully challenge, oppose, invalidate or circumvent our patents, trademarks, copyrights and trade secret rights. We may fail or be unable to obtain or maintain adequate protections for certain of our intellectual property in the United States or certain foreign countries or our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign trademark, patent and other laws concerning proprietary rights. Such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

Monitoring and protecting our intellectual property rights is difficult and costly. From time to time, we may be required to initiate litigation or other action to enforce our intellectual property rights or to establish their validity. Such action could result in substantial cost and diversion of resources and management attention and we cannot assure you that any such action will be successful.

If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.

We face the risk of claims that we have infringed the intellectual property rights of third parties. For example, significant litigation regarding patent rights exists in our industry. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources than we have and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products and services. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation.

It is possible that third parties will make claims of infringement against us or against our licenses in connection with their use of our technology. Any claims, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing, using or selling equipment, services or products that incorporate the challenged intellectual property;

•	require us to redesign our equipment, services or products, if feasible;

•	divert management’s attention and resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our licensees in connection with a third party’s use of our technology could result in our being required to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A growing part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our international operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances, which can be adversely affected by fluctuations in currency exchange rates.

As a result of this offering, we may be limited in our ability to utilize net operating loss carryforwards to reduce our future tax liability.

As of December 31, 2006, our consolidated group had net operating loss carryforwards, or NOLs, for U.S. federal income tax purposes of approximately $79.9 million. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), imposes an annual limitation on the use of a corporation’s NOLs if the corporation undergoes an “ownership change” during a three year testing period. The sale of our shares in this offering is expected to cause us to undergo an “ownership change” within the meaning of section 382(g). An ownership change will subject our NOLs to an annual use limitation that may restrict our ability to use them to offset our taxable income in periods subsequent to this offering.

In general, an ownership change occurs if, on any testing date, the beneficial ownership of the corporation by one or more “5-percent shareholders” has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent shareholders during the testing period preceding such date. The change in our share ownership caused by this offering is expected to cause the aggregate change during the testing period to exceed the 50 percentage point threshold. As a result, the maximum amount of pre-change NOLs that can be used to offset our taxable income in any given post-change year will be limited to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) the applicable federal long-term tax-exempt interest rate published by the Internal Revenue Service.

Future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger another ownership change and thus further limit, or possibly eliminate altogether, our ability to use these NOLs in subsequent taxable years.

Additionally, our consolidated group succeeded to approximately $76 million of our NOLs as of December 2006 pursuant to a state law merger with Brience, Inc., now known as Syniverse Brience LLC. The merger was treated as a tax-free reorganization under the Code. If the Internal Revenue Service were to challenge successfully the reorganization or otherwise successfully disallow the use of such NOLs, the amount of our consolidated group’s NOLs would be substantially reduced. All of our consolidated group’s NOLs remain subject to examination and adjustment by the Internal Revenue Service. In addition, the NOLs acquired from Brience Inc. are subject to the separate return limitation rules under the consolidated return regulations. As a result, these NOLs generally can be utilized only to offset income from Brience Inc. and other members of its consolidated group of corporations at the time the losses were generated, or their successors.

Risks Related to the Pending BSG Wireless Acquisition

There can be no assurance that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition.

Although we expect to close the pending BSG Wireless acquisition during the fourth quarter of 2007, there can be no assurance that the acquisition will be consummated on the terms or timetable currently anticipated or at all. In order to consummate the acquisition, we must obtain certain regulatory and other approvals and consents in a timely manner. If these approvals or consents are not received, or they are not received on terms that satisfy the conditions set forth in the share purchase agreement with Billing Services Group Limited, the seller of BSG Wireless, then we and/or Billing Services Group Limited will not be obligated to complete the acquisition. Also, we may not receive these approvals or consents by the fourth quarter of 2007, the current anticipated timing for closing the acquisition. For example, approval of the acquisition is subject to the approval of the European Commission under the EC Merger Regulation. The European Commission has initiated a Phase II review of the acquisition as part of the European Commission’s investigation process. The European Commission has 90 working days, subject to extension under certain circumstances, from July 10, 2007 to decide whether to approve the pending acquisition on the terms proposed. We have asked for, and been granted, a 20 working day extension. Currently, the European Commission’s decision deadline is December 14, 2007. The European Commission may suggest remedies which we might find unacceptable and ultimately may not approve the transaction. The share purchase agreement also contains customary and other closing conditions, which may not be satisfied or waived. In addition, under circumstances specified in the share purchase agreement, we or Billing Services Group Limited may terminate the share purchase agreement.

The closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition. Therefore, upon the closing of this offering, you will become a holder of our common stock irrespective of whether the acquisition is consummated or delayed. If the acquisition is not completed, our common stock that you have purchased in this offering will not reflect any interest in BSG Wireless, and if the acquisition is delayed, this interest will not be reflected during the period of delay. Also, the price of our common stock may decline to the extent that the current market price of our common stock reflects a market assumption that the acquisition will be consummated and that we will realize certain anticipated benefits of the acquisition. See “—Our stock price may be volatile.” In addition, our business may be harmed to the extent that customers, suppliers and others believe that we cannot effectively compete in the marketplace without BSG Wireless, or otherwise remain uncertain about us. We will be required to pay significant costs incurred in connection with the acquisition, including legal, accounting, financial advisory and other costs, whether or not the acquisition is completed. The occurrence of any of these events individually or in combination could have a material adverse effect on our business, financial condition and results of operations.

Integrating our operations with the BSG Wireless operations may prove to be disruptive and could result in the combined businesses failing to meet our expectations.

We expect that the BSG Wireless acquisition will result in increased revenue and profits, as well as certain cost saving synergies. We cannot be sure that we will realize these anticipated benefits in full or at all. Achieving the expected benefits from the acquisition will depend, in part, upon whether the operations and personnel of BSG Wireless can be integrated in an efficient and effective manner with our existing business. Our management team may encounter unforeseen difficulties in managing the integration of the two businesses. Additionally, difficulties in integration may result in adverse developments in our relationships with customers and suppliers. The process of integrating formerly separately operated businesses may prove disruptive to both businesses, may take longer than we anticipate and may cause an interruption of and have a material adverse effect on our combined businesses.

Even if we are able to successfully integrate the business of BSG Wireless into our operations, we may not realize the anticipated cost saving synergies of the pending BSG Wireless acquisition on the time table currently contemplated, or at all.

The pending BSG Wireless acquisition is based, in part, on the expectation that the acquisition would result in various cost saving synergies. Even if we are able to successfully integrate the business of BSG Wireless into our operations, there can be no assurance that we will realize the expected cost saving synergies on the timetable currently contemplated, or at all. We expect to incur significant restructuring charges (including severance) and transition expenses in connection with these cost saving synergies. Achieving the expected cost saving synergies, as well as the costs of achieving them, is subject to a number of uncertainties and other factors. If these factors limit our ability to achieve the expected cost saving synergies of the pending acquisition or if the related costs exceed our estimates, our expectations of future results of operations, including the cost saving synergies expected to result from the acquisition, may not be met. Additionally, the actions we take to achieve cost saving synergies could have unintended consequences that adversely affect our business. If we encounter difficulties in achieving the expected cost saving synergies or do not achieve such cost saving synergies, we incur significantly greater costs related to such cost saving synergies than we anticipate or our activities related to such cost saving synergies have unintended consequences, our business, financial condition and results of operations could be adversely affected.

The acquisition of BSG Wireless may result in a loss of employees.

Despite our efforts to retain employees, including key employees, we might lose some of the employees of BSG Wireless or our own employees following consummation of the pending BSG Wireless acquisition. Some of the BSG Wireless employees may not want to work for a U.S. based publicly-traded company or may not want to assume the different duties, positions and compensation that may be offered to them. The contribution of the BSG Wireless business to our future performance will depend in part on the continued service of key members of BSG

Wireless’ personnel. Competitors may recruit employees prior to the consummation of the acquisition and during integration. As a result, our employees or BSG Wireless employees could resign with little or no prior notice. We cannot assure you that the subsequent to the acquisition, we will be able to attract, retain and integrate employees.

Difficulty in integrating technology may harm our business.

Following the acquisition of BSG Wireless, we will integrate certain technology platforms. This process may be slower or more difficult than we currently contemplate. Furthermore, we may encounter unanticipated difficulties in this process, which could cause integration difficulties and customer disruptions. The measures that we have taken to date or plan to take in the future may not adequately resolve those issues. If we fail to successfully integrate technology platforms, our ability to achieve cost efficiencies expected to result from the acquisition of BSG Wireless may be impaired, which may adversely affect our future financial position, results of operations and customer relationships.

Because the historical and pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the acquisition of BSG Wireless and consummation of the related financing, you have limited financial information on which to evaluate us and your investment decision.

Syniverse and BSG Wireless have been competitors and operating separately prior to the BSG Wireless acquisition transaction. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. Preparing the pro forma financial information contained in this prospectus supplement involved making several assumptions. These assumptions may prove inaccurate. Therefore, the historical financial statements and pro forma financial statements presented in this prospectus supplement may not reflect what our results of operations, financial position and cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position and cash flows will be in the future. As a result, the historical and pro forma financial information included elsewhere in this prospectus supplement is of limited relevance to an investor in this offering. See “Summary Condensed Consolidated Financial Data” and “Risk Factors—Integrating our operations with the BSG Wireless operations may prove to be disruptive and could result in the combined business failing to meet our expectations.”

Risks Related to the Offering

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of September 30, 2007, upon completion of this offering, we will have 68,282,642 shares of common stock outstanding, excluding 1,129,761 shares of common stock issuable upon the exercise of outstanding options.

All of the shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. These shares will represent approximately 29.0% of our common stock upon completion of this offering. Of the remaining shares:

•

21,511,551 shares held by our principal stockholders will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144, and

•

2,692,967 shares held by our directors and executive officers will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144.

Furthermore, an additional 4,271,967 shares may be issued in the future upon exercise of options granted, options to be granted or equity awards to be granted under our stock option and incentive compensation plans. These shares will be registered under the Securities Act, and therefore the shares will be freely tradable when issued, subject to compliance with the volume limitations and other conditions of Rule 144 in the case of shares sold by persons deemed to be our affiliates.

Each of our directors and executive officers, and certain of our stockholders, who will hold in the aggregate approximately 24,274,879 shares of our common stock following completion of this offering, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus, without the prior written consent of either Deutsche Bank Securities Inc. or Lehman Brothers Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2006 Long-Term Equity Incentive Plan, our Founder’s Stock Option Plan and our Non-Employer Directors Stock Option Plan so long as the grantees and purchasers agree to comparable lock-up agreements, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Our largest stockholders will continue to own significant amount of our stock following this offering, which will limit your ability to influence corporate activities.

Upon completion of this offering, GTCR will have three representatives on our nine-member board of directors and will own or control shares representing, in the aggregate, a 31.5% voting interest in the company, or 27.6% if the underwriters exercise their option in full. Accordingly, GTCR will exercise significant influence over our operations, business strategy and the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as mergers or other business combinations. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares.

Conflicts of interest may arise because some of our directors are principals of our largest stockholders.

Upon completion of this offering, three representatives of GTCR will serve on our nine-member board of directors. GTCR and its affiliates currently have interests in other companies. GTCR and its affiliates may continue to invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approve the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation also provides that GTCR and its representatives will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

We do not currently intend to pay any dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our common stock, and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our existing senior credit facility and the indenture governing our senior subordinated notes contain limitations on our ability to declare and pay cash dividends on our common stock. For more information, see “Dividend Policy.” As a result, your only opportunity to achieve a return on your investment in Syniverse will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock after this offering will ever exceed the price that you pay for our common stock in this offering.

FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated by reference in this prospectus supplement and the accompanying prospectus and in particular, statements found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2007 that are not historical in nature may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often identified by the words “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” “plan,” or similar expressions. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include the following:

•	unpredictable quarterly fluctuations in our business;

•	the effects of competition or consumer and merchant use of our services;

•	the impact of international expansion efforts on our business;

•	changes in our tax status;

•	the factors, risks and uncertainties described in this prospectus supplement under the caption “Risk Factors;”

•

those described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Condensed Unaudited Consolidated Financial Statements” in our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2007, which are incorporated by reference in this prospectus supplement; and

•

those described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus supplement.

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our business, financial condition, operating results or cash flows. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus supplement will be sold by the selling stockholders, including certain of our executive officers and former senior management members, for their account. We will not receive any of the proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “SVR.” Public trading of our common stock commenced on February 10, 2005. Prior to that date, there was no public trading market for our common stock.

The following table sets forth the high and low sales closing prices per share for our common stock as reported on the New York Stock Exchange for each fiscal quarter since February 2005.

2005	High	Low
First quarter (commencing February 10)	$16.00	$13.80
Second quarter	$14.45	$10.82
Third quarter	$16.52	$13.00
Fourth quarter	$21.25	$14.99

2006	High	Low
First quarter	$24.01	$13.90
Second quarter	$17.99	$14.11
Third quarter	$16.75	$12.28
Fourth quarter	$15.68	$13.11

2007	High	Low
First quarter	$15.05	$10.00
Second quarter	$13.28	$10.31
Third quarter	$16.60	$12.17
Fourth quarter (through November 1)	$18.64	$16.04

On November 1, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $16.09 per share. As of October 1, 2007, there were approximately 6,700 holders of record of our common stock.

DIVIDEND POLICY

We have not paid any dividends on our common stock during the past fiscal year and do not intend to pay dividends on our common stock in the foreseeable future. In addition, our indenture and senior credit facility include restrictions on our ability to pay cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	on a pro forma basis giving effect to consummation of the pending BSG Wireless acquisition and the related financing transactions.

The table below should be read in conjunction with our historical and pro forma condensed consolidated financial statements and related notes.

	Actual	Pro Forma
	(dollars in thousands, except par value)
Long-term debt, including current portion:
Amended and Restated Credit Agreement
Term loan	$135,865	$135,865
Delayed draw term loan	—	160,000
Euro-denominated delayed draw term loan	—	130,000
Revolving credit line	—	—
Euro-denominated revolving credit line	—	—
7 3/4% senior subordinated notes	175,000	175,000

Total long-term debt including current portion	310,865	600,865

Stockholders’ equity:
Common stock, $.001 par value per share, 100,300,000 authorized actual, and pro forma; 68,646,691 shares issued and 68,266,572 shares outstanding actual, and pro forma	68	68
Additional paid-in capital	460,765	460,765
Accumulated deficit	(28,254)	(28,254)
Accumulated other comprehensive income	423	423
Common Stock held in treasury, at cost	(29)	(29)

Total stockholders’ equity	432,973	432,973

Total capitalization	$743,838	$1,033,838

SOURCES AND USES OF FUNDS

The following table sets forth the expected sources and uses of funds in connection with the pending BSG Wireless acquisition on a pro forma basis giving effect to the pending acquisition as if it had occurred on December 31, 2006. No assurances can be given that the information in the following table will not change depending on the nature of our financings and whether the pending BSG Wireless acquisition can be consummated on the terms or timetable currently contemplated, or at all. In addition, the historical financial statements incorporated by reference and the pro forma financial data, pro forma condensed consolidated financial statements and the historical financial statements presented in this prospectus supplement may not reflect what our results of operations, financial position and cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position and cash flows will be in the future. See “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—Because the historical and pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the acquisition BSG Wireless and consummation of the related financing, you have limited financial information on which to evaluate us and your investment decision.”

Amount
(in thousands)
Sources
Delayed draw term loan	$160,000
Euro-denominated delayed draw term loan	130,000
Cash	14,000

Total	$304,000

Amount
(in thousands)
Uses
Purchase price for BSG Wireless acquisition	$178,940
Repayment of BSG Wireless indebtedness, including accrued interest	111,060
Estimated transaction fees and expenses	14,000

Total	$304,000

The delayed draw term loan and the Euro-denominated delayed draw term loan facility are part of the $464.0 million amended and restated credit agreement we entered into on August 9, 2007 with Lehman Brothers Inc. and Deutsche Bank Securities Inc. as joint lead arrangers and joint book-running managers, Lehman Commercial Paper Inc. as administrative agent, Deutsche Bank AG New York Branch as syndication agent, Bear Stearns Corporate Lending Inc. and LaSalle Bank National Association as co-documentation agents and the lenders from time to time parties thereto. Until the earlier of the termination of the share purchase agreement and March 31, 2008, the agreement of the lenders to extend credit under the delayed draw term loan and the Euro-denominated delayed draw term loan facility is subject to the delivery of a proper form of borrowing notice, the absence of any default or event of default, the accuracy of our representations and warranties and the consummation of the pending BSG Wireless acquisition substantially in accordance with the terms of the share purchase agreement without waiver, amendment or modification in a manner materially adverse to the interests of the lenders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of Syniverse Holdings, Inc. (“Syniverse”) are based on the historical financial statements of Syniverse and BSG Wireless, which have been prepared to illustrate the effect of Syniverse’s pending BSG Wireless acquisition and related financing transactions. We currently expect to close our acquisition of BSG Wireless in the fourth quarter of 2007. However, the closing is subject to the satisfaction of a number of conditions, certain of which are outside of our control, including the receipt of required regulatory approvals. The unaudited pro forma condensed consolidated financial information has been prepared using the purchase method of accounting. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2007 gives effect to the pending BSG Wireless acquisition as if it had occurred on June 30, 2007. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the pending BSG Wireless acquisition as if it had occurred on January 1, 2006.

The unaudited pro forma condensed consolidated financial information and accompanying notes are provided for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the pending acquisition been consummated on the dates indicated above, nor are they necessarily indicative of our future results of operations or financial position.

We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. In addition, the unaudited pro forma condensed consolidated financial information is based upon currently available information, assumptions and estimates, which we believe are reasonable. These assumptions and estimates, however, are subject to change if and when the pending acquisition is consummated. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma information.

Because the selected unaudited pro forma condensed consolidated financial information is based upon BSG Wireless’ operating results during the period when BSG Wireless was not under the control, influence or management of Syniverse, the information presented may not be indicative of the results for the year ended December 31, 2006 or the six months ended June 30, 2007 that would have actually occurred had the pending acquisition been consummated as of January 1, 2006, nor is it indicative of our future financial or operating results of the combined entity.

Additionally, the statements of operations for BSG Wireless do not conform to our presentation of costs and expenses. However, we do not have sufficient detail available to make line item reclassifications so that the pro forma information is consistent with our historical financial statements.

The unaudited pro forma condensed consolidated financial information is based on certain assumptions and adjustments described in the notes to the unaudited pro forma condensed consolidated financial information included in this prospectus supplement and should be read in conjunction with the audited historical consolidated financial statements and the accompanying notes contained in Syniverse’s Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement, the unaudited historical condensed consolidated financial statements and the accompanying notes contained in Syniverse’s Form 10-Q for the quarter ended June 30, 2007, which is incorporated by reference into this prospectus supplement, the audited consolidated financial statements of BSG Wireless as of and for the year ended December 31, 2006 and the accompanying notes contained elsewhere in this prospectus supplement and the unaudited consolidated statements of operations of BSG Wireless for the six months ended June 30, 2007 and consolidated balance sheet of BSG Wireless as of June 30, 2007 and related notes of BSG Wireless included elsewhere in this prospectus supplement.

The closing of this offering is not conditioned on the consummation of the pending BSG Wireless acquisition. If the acquisition is not completed, our common stock that you have purchased in this offering will not reflect any interest in BSG Wireless, and if the acquisition is delayed, this interest will not be reflected during the period of delay. Syniverse and BSG Wireless have had no prior history as a combined entity and their operations have not previously been managed on a combined basis. Preparing the pro forma financial information contained in this prospectus supplement involved making several assumptions that may prove inaccurate. The historical financial statements and pro forma financial statements presented in this prospectus supplement may not reflect what our results of operations, financial position and cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position and cash flows will be in the future. See “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—There can be no assurance that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the BSG Wireless Acquisition” and “—Because the historical and pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the acquisition of BSG Wireless and consummation of the related financing, you have limited financial information on which to evaluate us and your investment decision.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As Of June 30, 2007

(Dollars in thousands)

	Syniverse Holdings, Inc. Historical	BSG Wireless Historical	Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
ASSETS
Current assets:
Cash	$48,239	$12,987	$(14,000)	A	$47,226
Accounts receivable, net of allowances	70,515	7,387	—		77,902
Related-party receivables	—	1,736	(1,736)	B	—
Prepaid and other current assets	11,107	1,259	—		12,366

Total current assets	129,861	23,369	(15,736)		137,494

Property and equipment, net	43,864	26,742	(24,775)	C	45,831
Capitalized software, net	51,839	—	13,610	D	65,449
Deferred costs, net	7,662	2,145	4,996	E	14,803
Goodwill	394,994	189,743	28,026	F	612,763
Identifiable intangibles, net:	175,883	24,112	48,889	G	248,884
Other assets	888	—	—		888

Total assets	$804,991	$266,111	$55,010		$1,126,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,822	$974	$—		$6,796
Related-party payables	—	4,636	(4,636)	B	—
Accrued payroll and related benefits	7,422	—	—		7,422
Accrued interest	5,178	—	—		5,178
Other accrued liabilities	28,790	4,456	(404)	H	32,842
Current portion of long-term debt	1,393	5,902	(3,002)	I	4,293

Total current liabilities	48,605	15,968	(8,042)		56,531

Long-term liabilities:
Deferred tax liabilities	12,561	5,937	14,675	J	33,173
Pension liabilities	—	5,483	—		5,483
7 3/4 senior subordinated notes due 2013	175,000	—	—		175,000
Long-term debt, less current maturities	134,472	104,753	182,347	I	421,572
Other long-term liabilities	1,380	—	—		1,380

Total long-term liabilities	323,413	116,173	197,022		636,608

Stockholders’ equity:
Convertible preferred equity securities	—	106,798	(106,798)	K	—
Common stock	68	9,238	(9,238)	K	68
Additional paid-in capital	460,765	30,985	(30,985)	K	460,765
Accumulated deficit	(28,254)	(27,262)	27,262	K	(28,254)
Accumulated other comprehensive income	423	14,211	(14,211)	K	423
Common stock held in treasury, at cost	(29)	—	—		(29)

Total stockholders equity	432,973	133,970	(133,970)		432,973

Total liabilities and stockholders’ equity	$804,991	$266,111	$55,010		$1,126,112

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated balance sheet.

Unaudited Pro Forma Condensed Consolidated Statement Of Operations

For The Year Ended December 31, 2006

(In thousands except per share data)

	Syniverse Holdings, Inc. Historical	BSG Wireless Historical	Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$337,019	$43,354	$—		$380,373

Costs and expenses:
Cost of operations	134,641	203	—		134,844
Sales and marketing	25,446	—	—		25,446
General and administrative	58,508	20,036	—		78,544
Depreciation and amortization	41,172	14,215	(3,140)	L	52,247
Restructuring	1,006	2,361	—		3,367

	260,773	36,815	(3,140)		294,448

Operating income	76,246	6,539	3,140		85,925
Other income (expense), net:
Interest income	1,824	277	—		2,101
Interest expense	(27,328)	(8,902)	(15,154)	M	(51,384)
Loss on extinguishment of debt	(924)	(16,462)	16,462	N	(924)
Other, net	332	(74)	—		258

	(26,096)	(25,161)	1,308		(49,949)

Income (loss) from operations before income taxes	50,150	(18,622)	4,448		35,976
Provision for (benefit from) income taxes	(39,564)	(3,712)	1,730	O	(41,546)

Net income (loss)	89,714	(14,910)	2,718		77,522
Convertible preferred equity certificate dividend	—	(6,875)	6,875	P	—

Net income (loss) applicable to common stockholder	$89,714	$(21,785)	$9,593		$77,522

Net income per common share:
Basic	$1.34				$1.16

Diluted	$1.33				$1.15

Weighted average shares outstanding:
Basic	66,943				66,943

Diluted	67,298				67,298

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

Unaudited Pro Forma Condensed Consolidated Statement Of Operations

For The Six Months Ended June 30, 2007

(In thousands except per share data)

	Syniverse Holdings, Inc. Historical	BSG Wireless Historical	Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$175,753	22,175	$—		$197,928

Costs and expenses:
Cost of operations	67,516	126	—		67,642
Sales and marketing	14,464	—	—		14,464
General and administrative	27,603	10,893	—		38,496
Depreciation and amortization	21,003	7,943	(2,426)	L	26,520
Restructuring	2,555	—	—		2,555

	133,141	18,962	(2,426)		149,677

Operating income	42,612	3,213	2,426		48,251
Other income (expense), net:
Interest income	927	270	—		1,197
Interest expense	(12,123)	(2,995)	(9,022)	M	(24,140)
Other, net	128	(98)	—		30

	(11,068)	(2,823)	(9,022)		(22,913)

Income from operations before income taxes	31,544	390	(6,596)		25,338
Provision for income taxes	12,230	(593)	(2,566)	O	9,071

Net income	19,314	983	(4,030)		16,267
Convertible preferred equity certificate dividend	—	(3,124)	3,124	P	—

Net income (loss) applicable to common stockholder	$19,314	$(2,141)	$(906)		$16,267

Net income per common share:
Basic	$0.29				$0.24

Diluted	$0.29				$0.24

Weighted average shares outstanding:
Basic	67,257				67,257

Diluted	67,396				67,396

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

Notes To The Unaudited Pro Forma

Condensed Consolidated Financial Statements

(Dollars in thousands)

1.    Basis of Presentation

The unaudited pro forma condensed consolidated financial statements of Syniverse Holdings, Inc. (“Syniverse”) are based on the historical financial statements of Syniverse and BSG Wireless and have been prepared to illustrate the effect of the pending BSG Wireless acquisition. We currently expect to close the pending BSG Wireless acquisition in the fourth quarter of 2007. However, the closing is subject to the satisfaction of a number of conditions, certain of which are outside of our control, including the receipt of required regulatory approvals. The unaudited pro forma condensed consolidated financial information has been prepared using the purchase method of accounting. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2007 gives effect to the BSG Wireless acquisition as if it had occurred on June 30, 2007. The pro forma unaudited condensed consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the pending BSG Wireless acquisition as if it had occurred on January 1, 2006.

2.    BSG Wireless Acquisition

On April 1, 2007, we entered into a definitive share purchase agreement to acquire BSG Wireless from Billing Services Group Limited for $290 million in cash (which includes debt to be repaid at closing). We expect to finance the purchase price for this acquisition by drawing down on the $160 million delayed draw term loan facility and $130 million equivalent Euro-denominated delayed draw term loan facility that are part of the amended and restated credit facility that we entered into in on August 9, 2007.

The following table sets forth the expected sources and uses of funds in connection with our pending BSG Wireless acquisition and the preliminary purchase price allocation included in the June 30, 2007 pro forma balance sheet.

The summary of the expected sources and uses of funds for the acquisition is as follows:

Sources of funds:
Delayed draw term loan	$160,000
Euro-denominated delayed draw term loan	130,000
Cash from Syniverse	14,000

$304,000

Uses of funds:
Purchase price for BSG Wireless acquisition	$178,940
Repayment of BSG Wireless’ indebtedness, including accrued interest	111,060
Estimated deferred financing costs	7,141
Estimated acquisition costs	6,859

Total funds disbursed	$304,000

The preliminary allocation of the purchase price is as follows:

Amount
Purchase price allocation:
Cash	$12,987
Accounts receivables	7,387
Property and equipment	1,967
Other assets	1,259
Software	13,610
Goodwill	217,769

Identifiable intangibles:
Customer relationship	73,000

Total assets	327,979
Accounts payable	(974)
Other accrued liabilities	(4,051)
Deferred tax liabilities	(20,612)
Pension liabilities	(5,483)

Total purchase price	(296,859)
Estimated deferred financing costs	(7,141)

Total estimated funds disbursed	$(304,000)

We are in the process of obtaining and reviewing information and refining the purchase price allocation information as well as obtaining third-party valuations of certain tangible and intangible assets and other third-party reports to assist in estimating the fair value of acquired assets and liabilities. Additionally, we are still evaluating the income tax attributes of BSG that we will be acquiring. As a result, the purchase price allocation is not yet finalized and preliminary estimates and assumptions are subject to change.

3.    Pro Forma Adjustments

The pro forma adjustments give effect to the pending BSG Wireless acquisition, the borrowings under our delayed draw term loan and the Euro-denominated delayed draw term loan, the repayment of BSG Wireless’ existing indebtedness, and the payment of fees and expenses relating to these transactions. The following pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained:

A.	Reflects payment by Syniverse of estimated direct acquisition costs of $6,859 and estimated deferred financing fees of $7,141.

B.	Reflects the repayment of BSG Wireless’ historical related-party receivable and payable.

C.	Reflects the purchase accounting adjustment to eliminate BSG Wireless’ historical net book value of software included in property and equipment leaving the remainder of BSG Wireless’ property and equipment at its net book value which is believed to approximate fair value.

D.	Reflects the preliminary purchase price adjustment of $13,610 to record the estimated fair value of acquired software described in Note 2 above.

E.	Reflects the elimination of BSG Wireless’ historical deferred financing costs of $2,145 and the recording of estimated deferred financing cost of $7,141 related to the $290,000 delayed draw term loan to fund the BSG Wireless acquisition.

F.	Reflects the elimination of BSG Wireless’ historical goodwill of $189,743 and the recording of goodwill of $217,769 resulting from the BSG Wireless acquisition.

G.	Reflects the elimination of BSG Wireless’ historical customer relationship intangible asset of $24,111 and the recording of the estimated fair value of the customer relationship intangible asset of $73,000 resulting from the BSG Wireless acquisition.

H.	Reflects the payment of BSG Wireless’ historical accrued interest of $404 on its indebtedness.

I.	Reflects the repayment of the long-term portion of BSG Wireless’ historical long-term debt of $104,753 and current portion of its long-term indebtedness of $5,902 net of the current portion of our additional borrowings of $290,000 under the delayed draw term loan to fund the BSG Wireless acquisition allocated between the current portion of $2,900 and long-term portion of $287,100.

J.	Reflects the purchase accounting adjustment of $14,675 to record the estimated deferred tax liabilities related to the BSG Wireless acquisition.

K.	Reflects the elimination of BSG Wireless’ historical equity and retained deficit accounts.

L.	Reflects the decrease in amortization expense based on the estimated fair value of capitalized software and customer intangible asset acquired for the year ended December 31, 2006 and the six months ended June 30, 2007.

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Decrease related to BSG Wireless’ historical amortization expense	$(12,708)	$(6,920)
Increase related to amortization expense on estimated fair value of intangible assets resulting from the acquisition	9,568	4,494

	$(3,140)	$(2,426)

The estimated amortization expense is based on the estimated fair values for acquired software of $13,610 and customer relationship intangible asset of $73,000. Both amounts are based on preliminary estimates by the third-party appraiser engaged by us, and are subject to change. Each $1.0 million change in the estimated fair value of the software and customer relationship intangible asset will result in changes in amortization expense of $167 and $100, respectively.

M.	Reflects the increase in interest expense and amortization of deferred financing costs for the year ended December 31, 2006 and the six months ending June 30, 2007 resulting from the additional borrowings of $290,000 under the delayed draw term loan to fund the acquisition of BSG Wireless as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Decrease related to BSG Wireless’ historical interest expense	$8,902	$2,995
Increase related to interest expense on additional borrowings under delayed draw term loan	(24,056)	(12,017)

	$(15,154)	$(9,022)

We assumed a 7.63% (LIBOR of 5.13%, based on the rate in effect during October 2007, plus 2.50%) interest rate on the amended and restated credit facility for calculating the pro forma interest expense. As of October 19, 2007, a change of 1/8% in the interest rate would result in an approximate change in the interest expense of $470 and $265 for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. The deferred financing cost related to the delayed draw term loan is amortized using the effective interest method over the period until the facility matures.

N.	Reflects elimination of BSG Wireless’ historical loss on debt extinguishment which would not have occurred if the BSG Wireless acquisition had been consummated on January 1, 2006.

O.	Reflects the estimated tax effect of pro forma adjustments related to the acquisition.

P.	Reflects elimination of BSG Wireless’ historical preferred equity certificate dividend.

BUSINESS

Overview

We are a leading enabler of wireless voice and data services for telecommunications companies worldwide. For over 20 years, we have served a critical role as one of the wireless industry’s only operator-neutral intermediaries, solving the challenges that arise as new technologies, standards and protocols emerge. Our mission-critical data clearinghouse, network and technology services solve technical and operational challenges for the wireless industry by translating incompatible communication standards and protocols and simplifying operator interconnectivity. Our fully-integrated suite of transaction-based services allows operators to deliver seamless voice, data and next generation services to wireless subscribers, including roaming, Short Message Service (“SMS”), Multimedia Messaging Services (“MMS”), caller ID, number portability and wireless video services. We currently provide our services to more than 375 operators in over 75 countries. On a pro forma basis giving effect to the pending acquisition of the wireless clearing and financial settlement business of BSG Wireless, we will provide our services to more than 500 operators in over 100 countries. We are headquartered in Tampa, FL and have 932 employees. For the twelve months ended December 31, 2006, we reported net revenue of $328.9 million and EBITDA of $116.8 million.

Demand for our services is driven primarily by wireless voice and data traffic, subscriber roaming activity, SMS and MMS messaging, number porting and next-generation IP applications. The global wireless telecommunications industry is expected to grow due to continued subscriber growth, increased usage and deployment of new services. In addition, subscriber adoption of new wireless technologies and services can also drive demand for our services due to the resulting increase in interoperability complexities.

We offer the following integrated suite of services:

Technology Interoperability Services

We operate one of the largest wireless clearinghouses globally that enables the accurate invoicing and settlement of domestic and global wireless roaming telephone calls and wireless data events. We also provide SMS, MMS and instant messaging routing and translation services between operators. We are a trusted intermediary and primary connection point between hundreds of wireless operators. In addition, we provide roaming facilitation services that enable seamless domestic and global wireless voice and data services. In 2006, we expanded our mobile data solutions to include interactive video and mobile broadband solutions, prepaid applications and value-added roaming services through our acquisition of ITHL. We primarily generate revenue by charging per-transaction processing fees pursuant to long term contracts. For the twelve months ended June 30, 2007 our technology interoperability services generated $161.9 million of revenue. We expect that increasing wireless roaming, Wi-Fi, mobile data and SMS volume and our acquisition of ITHL will drive growth in our technology interoperability services.

Our technology interoperability services include:

•

Data Clearinghouse Services. We process and exchange proprietary subscriber roaming usage data on a secure and confidential basis to support financial settlement between wireless operators. Our clearinghouse services support multiple billing formats including TAP for GSM operators and CIBER for TDMA and CDMA operators. We also support Remote Authentication Dial-In User Service (“RADIUS”) and IPDR formats for wireless data transactions including messaging, m-commerce, content, and location- based applications. Operators use our solutions to access custom, on-line reports providing business intelligence, trends and daily and monthly summaries of key data. Operators use these reports to track their net financial positions with their roaming partners.

•

Messaging Services. Our messaging services reliably translate, route and deliver SMS, MMS, IM and other message formats across disparate operator networks. We accomplish the translating, routing and delivering of messages by mapping a message to a phone number, determining the appropriate operator, routing the message accurately and resolving incompatibility issues among CDMA, TDMA and GSM operators. Messages may be initiated peer to peer between wireless subscribers, originated from premium content providers or broadcast by an enterprise or community alerting application. Our services can deliver messages domestically and globally to multiple devices and platforms.

•

Roaming Facilitation. Our roaming facilitation capabilities allow wireless subscribers to receive voice and data services while roaming on another operator’s network, regardless of differing technology standards. We simplify inter-standard and global voice roaming by providing operators with subscriber call origination, automatic call delivery and subscriber invoicing data. In addition, we offer value-added services to operators to improve the subscribers’ experience while increasing the operators’ roaming revenues.

•

Mobile Data Services. Our mobile data services include interactive video services and mobile broadband solutions. These services provide operators with the ability to manage and control their data networks while improving the type and quality of service their subscribers receive. Additionally, we provide advanced video services that take advantage of 3G video telephony technology allowing operators to add high revenue services to attract subscribers to their new 3G networks.

Major customers who utilize our technology interoperability services include Verizon Wireless, T-Mobile USA, Sprint, AT&T, Vodafone, Alltel, U.S. Cellular, SK Telecom, KDDI, China Unicom and SFR.

Network Services

We interconnect wireless operators through our SS7 network to a suite of intelligent database services and provide wireless and wireline call signaling services. Our intelligent database services include caller ID, local number portability, line information database and toll-free number routing. Operators also use our SS7 signaling solutions to set-up, translate and route wireless telephone calls both domestically and globally. We also provide operators cost-effective, single-point connectivity to other widely used communication networks (such as X.25, Frame Relay and Internet Protocol) to support wireless voice, SMS messaging, MMS messaging, VoIP and data roaming services.

By operating one of the largest independent SS7 networks, we provide our customers access to substantially the entire U.S. public-switched telecommunications network, global connectivity, operator-grade reliability and intelligent network services. Our network architecture provides a robust, reliable, and highly redundant signaling platform. In addition, our intelligent network databases also permit operators to offer value-added calling features to our customers.

Our primary network services include intelligent network database services, SS7 network services, network connectivity services and global mobile number portability. We generate revenues from these services primarily by charging per-transaction processing fees, circuit fees, port fees and software license fees. For the twelve months ended June 30, 2007 our network services operations generated $123.5 million of revenue. We anticipate that growth in wireless subscriber and roaming volume, mobile data services and SMS volume and VoIP service uptake will contribute to increased demand for our network services.

Our network services include:

•

SS7 Network Services. We operate one of the largest independent SS7 networks in the United States. Our SS7 network supports the call set-up, routing and delivery of wireless and wireline telephone calls and supports access to intelligent network database services. Our global signaling gateway for wireless operators and other network providers translates between the predominant North American signaling standard (American National Standards Institute SS7) and other global signaling standards such as International Telecommunications Union C7. We also provide wireless operators with valuable network analysis tools that monitor subscriber activity.

•

Network Connectivity Services. Our network connectivity services provide wireless operators cost-effective single-point connectivity to many widely used communication networks such as X.25, Frame Relay and Internet Protocol. We manage network circuits that interconnect operators’ cell sites and switches across local and regional boundaries. We also provide a suite of services that enables subscribers to have seamless access to their home operators’ General Packet Radio Service (GPRS) or 1x-RTT (CDMA) data network while roaming both nationally and globally. This Internet Protocol based virtual private network offers secure access to home based e-commerce, public Internet, corporate intranets and e-mail systems to roaming subscribers.

•

Intelligent Network Database Services. Our intelligent network database services enable operators to offer enhanced services and features to subscribers. Our caller ID service provides access to calling name databases, allowing operators to query regional Bell operating companies and other major independent telephone operators to reduce the “name not available” messages that subscribers receive. We also manage and operate a database for storage of calling name records. We provide access to all U.S. regional number portability databases to support call routing to subscribers who have ported their telephone number to a different service provider. We also access databases that provide routing for toll free numbers. We access line information databases to provide enhanced services such as validating telephone numbers, billing information and calling card data.

Major customers who utilize our network services include AT&T, T-Mobile USA, Verizon Wireless, Rogers Wireless, RadioMovil, Centennial and China Unicom.

Number Portability Services

We are the leading provider of wireless local number portability services to U.S. and Canadian operators, as well as operators in other countries, including Singapore. These services enable wireless subscribers to switch operators while keeping the same telephone number. As number portability-related technology and operational complexities were identified, we developed solutions that facilitated the exchange of information between operators and transmitted information to regional industry databases. These services route and track the multiple transactions involved in porting numbers between service providers and identify and facilitate problem resolution when porting transactions are not successful. These services also manage the unique challenges of porting numbers between wireless and wireline operators and from operators who have chosen to manually process porting transactions.

We have also been designated as a master database administrator in Singapore, expanding its suite of number portability services. We expect to begin providing services in the second quarter of 2008.

We generate revenues from these services primarily by charging per-transaction fees and fixed fees. For the twelve months ended June 30, 2007 these services generated $27.9 million of revenue. We anticipate that wireless subscriber growth, increases in industry churn rates and international implementation of number portability present opportunities for us to grow our number portability services operations.

Our number portability services consist of transaction processing services that enable the inter-operator communications required to port telephone numbers between wireless operators and to streamline the ordering and communication process to regional industry databases that track number ownership. We also enable wireless operators to exchange ported telephone numbers and associated messages with wireline and VoIP operators.

Call Processing Services

We provide global call handling and fraud management solutions that enable wireless subscribers from one operator to make and receive telephone calls while roaming on another operator’s network. The Company supports global roaming by connecting wireless operators and by resolving geographic and operator differences in subscriber verification, call delivery and signaling network protocols. We also offer wireless operators comprehensive fraud detection and fraud prevention services.

We developed many of the wireless industry’s first and leading solutions for wireless subscriber verification, call processing and technical fraud detection and prevention. For a wireless subscriber to receive service while roaming on another operator’s network, the subscriber’s home operator must validate the subscriber as an authorized subscriber. We have addressed these subscriber authentication and call delivery complexities by developing solutions that translate and convert various network and signaling protocols. Our comprehensive, integrated fraud management solutions employ advanced technologies to provide flexible, efficient fraud detection and fraud prevention, regardless of switch type, software release version or industry standard. Our integrated service offerings provide a total authentication solution and comprehensive protection for subscribers.

Our primary call processing services include signaling solutions and fraud prevention services. We generate revenues from these services primarily by charging per-transaction processing fees. For the twelve months ended June 30, 2007 these services generated $30.5 million of revenue.

Our Call Processing Services include:

•

Signaling Solutions. Our services verify a subscriber’s eligibility to receive service while roaming in another operator’s market. Our signaling solutions also resolve conflicting global numbering plans and overlapping system identifiers to allow subscribers to roam when the visited service provider may not normally recognize the subscriber.

•

Fraud Prevention Services. We provide multiple services to operators to minimize the financial losses associated with subscriber fraud. Our fraud profiling solutions collect usage data from mobile switches to create a unique profile for each subscriber based upon the subscriber’s call activity. We continually compare subscriber calling activity to subscriber specific usage profiles, identify fraudulent activity and, when appropriate, suspend the subscriber accounts. We provide these services as a software license or in a service bureau environment. We also provide key management services that exchange authentication keys between operators and multiple wireless equipment manufacturers. Authentication keys are used by wireless operators to verify the identity of subscribers and prevent handset fraud.

Enterprise Solutions

We enable wireless operators to offer billing consolidation and data management services to large enterprise customers. Our solutions consolidate customer usage data on to one invoice and offer robust online reporting and analysis tools that enable enterprise customers to manage their telecommunications-related costs. We generate revenues from this service on a per-account processing fee.

Customers

We serve more than 375 telecommunications service providers in over 75 North American, Central and Latin American, Asia Pacific and European, Middle Eastern and African countries. We serve the ten largest U.S. wireless operators including AT&T, Sprint, T-Mobile USA and Verizon Wireless. We also serve seven of the ten largest global wireless operators. These customers include America Movil, China Unicom, KDDI, Telia Sonera, Vodafone and SK Telecom.

Our top ten customers accounted for approximately 51.2% of revenue in 2006. Verizon Communications, Verizon Wireless and their affiliates, which collectively are Syniverse’s largest customer, accounted for approximately 17.6%, 16.7% and 20.3% of our revenues for years ended December 31, 2006, 2005 and 2004, respectively. Over the same time periods, the percentage of our revenues derived from customers outside the United States totaled 22.6%, 13.9% and 11.4%, respectively. The increase in global revenue is due to our recent acquisition of Hong Kong based ITHL and increasing sales to new and existing global customers.

Sales and Marketing

As of December 31, 2006, our sales and marketing organizations included 107 people who identify and address customer needs and concerns, deliver comprehensive services and offer a comprehensive customer support system.

•

Sales.    Our sales department is geographically diverse and globally focused. Sales directors are organized geographically with global offices responsible for North America, Latin America, Asia Pacific and Europe/Middle East/Africa. Regional sales managers are located throughout the U.S. to serve top tier customers in the Northeast, Northwest, Midwest, Southwest and the Southeast. U.S. account managers are product specialists and work as a team with the regional sales managers and directors to respond to customer needs. Compensation is composed of an industry-competitive base salary and a variable component based on sales quota attainment.

•

Marketing.    Our marketing organization is comprised primarily of product managers and marketing services employees. Working with the sales organization, product managers are responsible for managing the product’s positioning throughout the life cycle as well as managing costs and pricing. These responsibilities include developing product plans, specifying product requirements, planning development resources and, if necessary, managing vendor relationships.

Technology and Operations

Technology

As of December 31, 2006, Syniverse Technology Group was comprised of 304 professionals. This group performs all functions associated with the design, development, testing, implementation and operational support of Syniverse’s services. The primary functions of the Technology group include Product Development and Life Cycle, Operational Support Services and Technology Services.

•

Product Development and Life Cycle.    Delivers new product developments, enhancements and maintenance releases and develops integrated solutions that address customer needs across multiple areas including billing, messaging, decision support and reporting.

•	Operational Support Services. Provides 24x7 operational product support to ensure a high level of service and system availability.

•	Technology Services. Responsible for maintaining the high overall quality of customer service through centralized testing, system/data base administration and configuration management.

Operations

As of December 31, 2006, we had 172 employees dedicated to managing internal operations and customer support functions. Key functions include:

•

Customer Service, Documentation and Training.    Provides “front-line” support for Syniverse’s global customers. Documentation and Training group publishes the technical documentation accompanying portfolio of services in multiple languages and also travels nationally and globally to provide strategic customer training.

•	Operator Business Process Outsourcing. Manages the outsourcing of operators’ personnel operations.

•

Internal Operations Support.    Manages internal hardware and software technology program as well as the Local Area Network, Internet, email and departmental servers for the employees. Other internal operations functions include information security, facilities management and disaster recovery.

As of December 31, 2006, we had 90 employees dedicated to network provisioning, monitoring and support.

•

Network Operations Center.    We maintain a state-of-the-art Network Operations Center that actively monitors its applications, network and connections to customers. The Network Operations Center provides support both domestically and globally 24 hours a day, seven days a week, 365 days a year. The Network Operations Center proactively identifies potential application, operating system, network, switch connectivity and call processing problems. These problems are managed through resolution with customers in conjunction with Inter-Exchange Operators, Local Exchange Operators, field engineering, the Company’s internal product support and development teams and vendors.

•

Network Services.    Designs, develops and supports the Company’s SS7 and Internet Protocol-based Intelligent Network Service offerings. Employees within Network Services work closely with other functional departments and vendors to ensure that Syniverse is engineering and monitoring cost effective and reliable network solutions which meet customers’ needs.

Employees

Syniverse had 932 employees as of December 31, 2006. None of the employees are represented by a union. Management believes that employee relations are good.

Properties and Facilities

We lease a 199,000 square foot headquarters facility in Tampa, Florida. The term of the lease is eleven years and commenced on November 1, 2005, but with lease payments not beginning until one year following the commencement date. We have the right to renew the lease for two additional periods of five years each. In connection with this lease, incremental operating expenses related solely to this move were $9.0 million and capital costs related solely to the facility build-out were approximately $14.0 million. In February 2003, we opened our European headquarters in the Netherlands.

In addition, we lease several offices for Asia Pacific operations including 8,812 square feet in Hong Kong, 4,384 square feet in Singapore and 3,882 square feet in Malaysia. In addition, we lease 3,325 square feet in London, England for technology development and several other small immaterial facilities for office space and network equipment storage.

History

We were founded in 1987 as GTE Telecommunication Services Inc. (“TSI”), a unit of GTE, to address the industry-wide need for inter-operator wireless roaming telephone service. As the wireless industry has grown, we have continuously enhanced and extended our service offerings to meet the evolving technology service requirements of the telecommunications industry.

In early 2000, GTE combined our business with its Intelligent Network Services business, a leading Signaling System 7 (“SS7”) network and intelligent network database provider. This combination further enhanced our services suite to include national SS7 signaling and intelligent network database management capabilities. In June 2000, GTE and Bell Atlantic merged to form Verizon Communications. As a result of this transaction, we became an indirect, wholly owned subsidiary of Verizon Communications.

In February 2002, we were acquired by certain members of our senior management team and an investor group led by Golder Rauner, LLC (“GTCR”). Following the acquisition, we became an independent corporate entity separate from Verizon. Syniverse Holdings, Inc. was a wholly owned subsidiary of Syniverse Holdings, LLC, which was the ultimate parent of the consolidated group of Syniverse entities. In connection with our initial public offering in February 2005, Syniverse Holdings, LLC distributed all of the shares of Class A cumulative redeemable convertible preferred stock and common stock of Syniverse Holdings, Inc. that it owned to its members and subsequently dissolved. Following this dissolution and distribution, Syniverse Holdings, Inc. became the ultimate parent of the consolidated group of Syniverse entities.

BSG WIRELESS

The closing of our pending acquisition of the BSG Wireless business is subject to the satisfaction of a number of conditions, certain of which are outside of our control, including the receipt of required regulatory approvals. We cannot assure you that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently contemplated, or at all. See “Risk Factors—Risks Related to the Pending BSG Wireless Acquisition—There can be no assurance that the pending BSG Wireless acquisition will be consummated on the terms or timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of the acquisition of BSG Wireless.”

History

On April 1, 2007, we entered into a definitive agreement to acquire BSG Wireless from Billing Services Group Limited (“BSG”) for $290 million in cash (which includes debt to be refinanced at closing). BSG Wireless is the GSM data clearing and financial settlement business of BSG, a leading global provider of data clearing, financial settlement and risk management solutions for wireless and wireline communications providers. BSG operates in two primary segments: Wireless and Wireline. The Wireline business is unaffected by the pending BSG Wireless acquisition.

BSG entered the wireless business in August 2005 through the acquisition of EDS Interoperator Services GmbH, a leading global wireless telecommunications GSM data clearinghouse based in Russelsheim, Germany. In March 2006, BSG Wireless acquired United Clearing Plc, a London-based financial settlement services provider to wireless operators. These services are complementary to BSG’s existing clearinghouse services, and allowed BSG to realize operational synergies and broaden the service portfolio marketed to the global wireless telecommunications industry.

Since its acquisitions in the wireless sector, BSG has expanded its wireless operations in Asia (Hong Kong and Kuala Lumpur, Malaysia), North America and South America.

BSG Wireless Overview

BSG Wireless is a leading provider of wireless data clearing and financial settlement services to GSM operators worldwide. Headquartered in Russelsheim, Germany and with operations in the United Kingdom, Hong Kong and the United States, BSG Wireless services over 175 customers globally, including T-Mobile, Orange, Telefonica Moviles, KPN, Telenor and Bouygues. In particular, BSG Wireless has a strong European presence and has established relationships with many of the major European wireless operators. In addition, BSG Wireless has a strong track-record of innovation supported by in-region development capabilities throughout Europe, Asia and the Middle East enabling it to identify emerging wireless trends and develop next-generation of services for its customers. For the twelve months ended June 30, 2007, the BSG Wireless business generated $46.4 million of revenue.

BSG Wireless manages critical call detail records and transactional billing information for the world’s largest voice and data communications companies and offers an extensive portfolio of wireless data clearing and financial settlement technology services. BSG Wireless offers the following integrated suite of services:

Data Clearinghouse Services

BSG Wireless operates a leading wireless clearinghouse globally that enables the accurate invoicing and settlement of domestic and global GSM wireless roaming telephone calls and wireless data events. The company is a trusted intermediary and primary connection point between hundreds of wireless operators with strong presence in Europe. BSG Wireless processes and exchanges proprietary subscriber roaming usage data on a secure and confidential basis to support financial settlement between wireless operators. BSG Wireless’s clearinghouse services support multiple billing formats including TAP for GSM operators. BSG Wireless primarily generates revenue by charging per-transaction processing fees pursuant to long term contracts. Drivers of growth include increasing wireless roaming, Wi-Fi, mobile data and SMS/MMS volumes.

Financial Settlement Services

BSG Wireless offers financial settlement of global voice and data roaming traffic management for GSM and CDMA wireless operators worldwide. Financial settlement services are complementary to BSG Wireless’s existing data clearinghouse services. The company’s financial settlement services include inter-working settlements and cross-currency pre-pay account top-up services. BSG Wireless’s financial settlement services support the efficient and timely payment of roaming related charges by wireless operators to their roaming network partners across domestic and international boundaries. Financial settlement growth is driven by operators’ desire to outsource the financial settlement function to third-party providers, the number of network roaming partners per customer and the volume of dollars settled.

Value-Added Roaming Services

BSG Wireless offers re-rating, invoicing, reporting, tariff maintenance, inter-working services, TAP generation, conversion and affinity program services. Drivers of growth include the number of wireless subscribers, roaming rates, mobile roaming traffic, messaging and wireless data usage patterns, increased complexity in the telecommunications sector internal and interconnect cost management efforts and customer base expansion.

Customers

BSG Wireless serves more than 175 telecommunications service providers in over 90 in European Central and Latin American, Asia Pacific and European, Middle Eastern and African countries. The Company serves many of the largest wireless operators in the world including T-Mobile, Orange, Bouygues Telecom, O2, KPN, Cable & Wireless, Orange, Telstra and Hutchinson Telecommunications. BSG’s top ten customers accounted for approximately 33% of its revenue in 2006. The Company maintains long-term relationships with most of the major European wireless operators, with the majority of these relationships spanning 5 years or more.

Sales and Marketing

As of December 31, 2006, BSG Wireless’s sales and marketing organizations included 40 full-time and contracted professionals who identify and address customer needs and concerns, deliver comprehensive services and offer a comprehensive customer support system. BSG Wireless has sales offices in Hong Kong; London; Russelsheim, Germany and Tampa, Florida.

Technology and Operations

As of December 31, 2006, BSG Wireless’s technology and operations group was comprised of 133 full-time or contracted professionals. This group performs all functions associated with the design, development, testing, implementation and operational support of BSG Wireless’ services. The technology and operations group has offices in Hong Kong, London and Russelsheim.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of September 30, 2007 by the stockholders selling shares in this offering. Unless otherwise noted, to our knowledge, the stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. Except as noted below, the selling stockholders have not had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock and, in some cases, through service as our employees.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 2007 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

The percentage ownership in the following table is based on 68,282,642 shares of common stock outstanding as of September 30, 2007 and assumes no exercise of the underwriter’s option to purchase additional shares.

	Shares Beneficially Owned Before the Offering		Shares Being Offered(1)	Shares Beneficially Owned After the Offering(1)
Name and Address	Number	Percent		Number	Percent
GTCR Fund VII, L.P.(2)(3)	39,394,955	57.7%	17,883,404	21,511,551	31.5%
GTCR Fund VII/A, L.P.(2)(3)	39,394,955	57.7%	17,883,404	21,511,551	31.5%
GTCR Co-Invest, L.P.(2)(3)	39,394,955	57.7%	17,883,404	21,511,551	31.5%
GTCR Capital Partners, L.P.(2)(3)	39,394,955	57.7%	17,883,404	21,511,551	31.5%
G. Edward Evans	2,665,792	3.9%	1,210,095	1,455,697	2.1%
Raymond L. Lawless	441,506	*	179,843	261,663	*
Paul Wilcock	308,329	*	116,898	191,431	*
Michael O’Brien	281,104	*	116,898	164,206	*
Gilbert Mosher	178,277	*	80,929	97,348	*
Wayne Nelson	201,829	*	80,929	120,900	*
Robert Garcia Jr.	201,596	*	80,929	120,667	*
Eugene Bergen Henegouwen	156,251	*	53,953	102,298	*
Paul Corrao	142,182	*	53,953	88,229	*
Linda E. Hermansen	107,005	*	48,575	58,430	*
Charles Drexler	106,972	*	48,560	58,412	*
F. Terry Kremian	99,205	*	45,034	54,171	*

*	Represents less than one percent.
(1)	Excludes 3,000,000 shares of common stock subject to purchase by the underwriters upon exercise of their option to purchase additional shares. To the extent the underwriters’ option to purchase additional shares is exercised, the selling stockholders will sell pro rata amounts of shares of common stock held by them.
(2)	The address of each of GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and GTCR Capital Partners, L.P. is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. David A. Donnini, Collin E. Roche, John C. Hofmann serve as members of our board of directors. Messrs. Donnini and Roche are principals and Mr. Hofmann is a vice president of GTCR Golder Rauner, L.L.C., which is the general partner of the general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P., which is the general partner of GTCR Co-Invest, L.P. and which is the general partner of the general partner of the general partner of GTCR Capital Partners, L.P. Messrs. Donnini, Roche and Hofmann each disclaim the beneficial ownership of these shares.
(3)	Includes 25,608,766 shares of common stock held by GTCR Fund VII, L.P., 12,786,903 shares of common stock held by GTCR Fund VII/A, L.P., 351,514 shares of common stock held by GTCR Co-Invest, L.P. and 647,772 shares of common stock held by GTCR Capital Partners, L.P.

Material Relationships with Selling Stockholders.

Repurchase of Preferred Stock.    On February 15, 2005, we used approximately $176.5 million of the net proceeds from our initial public offering to repurchase approximately 124,876 shares of our outstanding class A cumulative redeemable convertible preferred stock. The per share purchase price for each share of class A cumulative redeemable convertible preferred stock repurchased by us was equal to the liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the repurchase date. All of the shares of the class A cumulative redeemable convertible preferred stock repurchased by us were initially sold to the holders thereof at a price of $1,000 per share.

All of our outstanding shares of class A cumulative redeemable convertible preferred stock not repurchased were converted into shares of common stock on March 28, 2005. Each share of class A cumulative redeemable convertible preferred stock not repurchased was converted into that number of shares of our new common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through February 15, 2005 by the initial public offering price of our common stock.

Following the repurchase of our outstanding class A cumulative redeemable convertible preferred stock described above and pursuant to the terms of the Dissolution Agreement and LLC Agreement described below, approximately $176.5 million of the net proceeds from our initial public offering were ultimately received by certain of our directors, executive officers and securityholders who beneficially own more than five percent of any class of our voting securities:

Name	Distribution Amount
(in millions)
GTCR Fund VII, L.P.	$100.4
GTCR Fund VII/A, L.P.	50.2
GTCR Co-Invest, L.P.	1.4
GTCR Capital Partners, L.P.	2.5

Dissolution Agreement.    We entered into an amendment to the limited liability company agreement and a dissolution agreement with Syniverse Holdings, LLC and certain of its members relating to the distribution of Syniverse Holdings, LLC’s shares of our common stock to its members.

Pursuant to the distribution priority provided for in the limited liability company agreement and the amendment to the limited liability company agreement and dissolution agreement, as of December 31, 2004, the equity allocation between the funds affiliated with GTCR on the one hand and the executive officers on the other hand was 78.7% and 10.6%.

Registration Agreement.    Under the registration agreement entered into in connection with our acquisition from Verizon, the holders of a majority of the GTCR investors’ registrable securities have the right at any time, subject to certain conditions, to require us, to register any or all of our securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” at our expense or on Form S-2 or Form S-3, which we refer to as a “short-form registration” at our expense. We are not required, however, to effect any such long-form registration within 90 days after the effective date of a previous long-form registration. In addition, all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at our expense whenever we propose to register any offering of our equity securities, other than pursuant to a registration on Form S-4 or Form S-8.

Stock Purchase Agreement.    We are parties to a stock purchase agreement with Syniverse Holdings, LLC. In connection with our initial public offering and the dissolution of Syniverse Holdings, LLC, we amended the stock purchase agreement to provide that the rights of Syniverse Holdings, LLC under the stock purchase agreement will survive to the benefit of funds affiliated with GTCR.

Pursuant to the amended stock purchase agreement, the GTCR-affiliated funds are permitted to designate a representative to our Compensation and Nominating and Corporate Governance Committees so long as the funds affiliated with GTCR own at least 37.5% of the common stock that they owned immediately following our initial public offering and there is no prohibition against a GTCR designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement also requires us to obtain the consent of the GTCR-affiliated funds before issuing stock-based compensation to any of the executive officers with senior management agreements described below. The funds’ rights under this provision will terminate when they cease to own at least 50% of the common stock they owned immediately following our initial public offering.

The amended stock purchase agreement also obligates us to deliver to the GTCR-affiliated funds financial statements, reports by accountants and an annual budget according to a specified schedule. The GTCR-affiliated funds may also inspect our properties, financial and corporate records as well as question our directors, officers, key employees and independent accountants regarding our finances and affairs. In each, case the GTCR-affiliated funds may suspend or terminate such obligations at their election from time to time by written notice.

Professional Services Agreement.    Pursuant to the professional services agreement entered into in connection with our acquisition from Verizon, we agreed to pay GTCR an annual management fee of $0.5 million for its ongoing services as our financial and management consultant as well as a placement fee for any equity or debt financing of Syniverse Holdings, LLC or the company equal to 1.0% of the gross amount of such financing. We incurred $0.5 million for each of the years ended December 31, 2003 and 2004 and $0.1 million for the year ended December 31, 2005. In conjunction with our acquisition of IOS North America, which was financed in part by increased borrowings under our previous senior credit facility, we paid to GTCR a placement fee of $0.4 million. In connection with our initial public offering, the professional services agreement was terminated.

Equity Sponsor’s Investment in TNS, Inc.    Until February 2005, certain investment funds affiliated with GTCR were collectively the controlling equityholder of TNS, Inc. (“TNS”). GTCR no longer has an equity position in TNS. We have done business with TNS in the past, and expect to continue to do business with TNS in the future. Collin Roche, who serves as one of our directors, also served on the board of directors of TNS from April 2001 to May 2005. For the years ended December 31, 2004, 2005 and 2006, we recognized revenues from TNS of approximately $1.5 million, $1.0 million and $1.1 million, respectively. For the years ended December 31, 2004, 2005 and 2006, we recognized expenses from TNS of approximately $0.2 million, $0.3 million and $0.4 million, respectively.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,300,000 shares of common stock, $0.001 par value per share, 300,000 shares of unclassified preferred stock, $0.001 par value per share and 300,000 shares of class A cumulative redeemable convertible preferred stock, $0.01 par value per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is included as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

As of September 30, 2007, there were 68,282,642 shares of common stock outstanding held by stockholders and options outstanding to purchase 1,129,761 shares of common stock under our stock option plans.

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive, equally, on a per share basis, dividends and other distributions in cash, securities or other property out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights.    Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

We are authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 300,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

We are authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 300,000 shares of our class A cumulative redeemable convertible preferred stock. As of June 30, 2007, there were no shares of our class A cumulative redeemable convertible preferred stock outstanding.

Registration Rights

We have entered into a registration agreement with certain of our stockholders. The registration agreement grants the holders of a majority of the shares of our common stock that are registrable under the registration agreement, whom we refer to as the majority stockholders, the right, at any time, to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. Subject to certain limitations, we are obligated to effect an unlimited number of long-form and short-form registrations upon the majority stockholders’ demand, for which we will be required to pay the registration expenses.

In addition, if we propose to register securities for our own account, the stockholders who are parties to the registration agreement may be entitled to include their shares in that registration. All of these registration rights are subject to conditions and limitations, which include our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Corporate Opportunities

Our amended and restated certificate of incorporation renounces, to the fullest extent permitted by the Delaware General Corporation Law, any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not employees of us or one of our subsidiaries.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SVR.”

Controlled Company Status

Prior to the completion of this offering, we availed ourselves of the “controlled company” exemption under the NYSE corporate governance rules that eliminates the requirements that our board of directors be composed of a majority of independent directors and that our compensation and nominating and corporate governance committees be composed entirely of “independent” directors within the meaning of the NYSE listing requirements. Upon completion of this offering, we will cease to be a “controlled company” for purposes of the NYSE corporate governance rules. Accordingly, in accordance with the NYSE rules, we will phase in compliance with the NYSE independence requirements, including the requirements that our board of directors consist of a majority of independent directors and that our nominating and corporate governance committee and our compensation committee consist entirely of independent directors. Under the NYSE listing requirements, upon the closing of this offering, we will be required to have at least one independent member on each of the nominating and corporate governance committee and the compensation committee. Within 90 days of the closing of this offering, each of the nominating and corporate governance committee and the compensation committee must consist of a majority of independent directors, and within twelve months of the closing of this offering, the members of these committees must all be independent within the meaning of the NYSE listing requirements. In addition, within twelve months of the closing of this offering, the majority of our board of directors must be independent within the meaning of the NYSE listing requirements. We intend to comply with the NYSE listing requirements regarding board and committee independence.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is a Non-U.S. Holder, as defined below. This summary is based upon United States federal income and estate tax law in effect on the date of this prospectus supplement, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income and estate taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or is deemed to be) present in the United States for 183 or more days during any taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a “capital asset” (generally, property held for investment) under the Code. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus supplement.

For purposes of this summary, a “Non-U.S. Holder” means a person that, for United States federal income tax purposes, is not any of the following (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity created in, or organized under the law of, the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

Generally, distributions paid to a Non-U.S. Holder with respect to our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s basis in the common stock. Any remaining excess generally will be treated as capital gain, subject to the tax treatment described below under “Sale or Other Disposition of Common Stock.”

Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty. A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and that such holder is entitled to such treaty benefits. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition of Common Stock

Any gain realized on the disposition of our common stock by a Non-U.S. Holder will generally not be subject to United States federal income tax.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Withholding

In general, backup withholding will apply to dividends paid to a Non-U.S. Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder unless the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person or such holder otherwise establishes an exemption. Withholding on dividends paid to Non-U.S. Holders may also apply as described above under the heading “Dividends.” Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Lehman Brothers Inc., the joint book-running managers for this offering, has severally agreed to purchase from the selling stockholders the following respective number of shares of common stock set forth opposite its name in the table below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	5,940,000
Lehman Brothers Inc.	5,940,000
Bear, Stearns & Co. Inc.	2,376,000
Robert W. Baird & Co. Incorporated	990,000
Jefferies & Company, Inc.	1,386,000
J.P. Morgan Securities Inc.	1,188,000
Raymond James & Associates Inc.	990,000
UBS Securities LLC	990,000
Avondale Partners LLC	200,000

Total	20,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the underwriters’ option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.39525 per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 3,000,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to the extent they sell more than 20,000,000 shares in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 20,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

		Total Fees
	Fee per share	Without Exercise of Underwriters’ Option	With Full Exercise Underwriters’ Option
Discounts and commissions paid by the selling stockholders	$0.65875	$13,175,000	$15,151,250

In addition, we estimate that our share of the total expenses of this offering will be approximately $500,000.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our directors and executive officers, and certain of our stockholders, who will hold in the aggregate approximately 24,274,879 shares of our common stock upon completion of this offering, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of either Deutsche Bank Securities Inc. or Lehman Brothers Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2006 Long-Term Equity Incentive Plan, our Founder’s Stock Option Plan and our Non-Employer Directors Stock Option Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

Naked short sales are any sales in excess of the underwriters’ option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Certain of the underwriters and their respective affiliates have, directly and indirectly, from time to time provided certain investment banking and commercial banking and financial advisory services to us, our affiliates and other companies in our industry, for which they have received customary fees and commissions and they expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions. In August 2005, Deutsche Bank Securities Inc. and Lehman Brothers Inc., two of the underwriters of this offering, were the initial purchasers of the 7 3/4% Senior Subordinated Notes due 2013 issued by our subsidiary, Syniverse Technologies, Inc., and Lehman Brothers Inc. acted as dealer manager and solicitation agent for a concurrent tender offer and consent solicitation. Lehman Brothers Inc. was also a joint book-running manager and an underwriter for our initial public offering and an affiliate of Lehman Brothers Inc. is the administrative agent and lender under our senior credit facility. Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Raymond James & Associates, Inc. were each underwriters for our initial public offering. Lehman Brothers Inc. and Deutsche Bank Securities Inc. acted as joint lead arrangers and joint book-running managers, Lehman Commercial Paper Inc. acted as administrative agent, Deutsche Bank AG New York Branch, acted as syndication agent and Bear Stearns Corporate Lending Inc. acted as a co-documentation agent in connection with our amended and restated credit agreement we entered into on August 9, 2007. In addition, Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. served as our strategic advisors in connection with the BSG Wireless acquisition.

LEGAL MATTERS

The validity of the shares of common stock offered in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in GTCR Co-Invest, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, L.L.C. and certain of its affiliates in connection with certain legal matters. Various legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Syniverse Holdings, Inc. appearing in Syniverse Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 (including Schedule II appearing therein), and Syniverse Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Billing Services Group Luxembourg S.a.r.l. at December 31, 2006 and for the year then ended, appearing in this prospectus supplement and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Filings.    We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov.

Stock Market.    Our common stock is listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Registration Statement.    We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Any statements made in this prospectus supplement and accompanying prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

I NCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item of a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•

our Current Reports on Form 8-K filed on April 2, 2006, April 3, 2007, April 6, 2007, May 30, 2007, June 25, 2007, July 11, 2007, July 27, 2007, August 10, 2007, October 25, 2007 (excluding the information furnished under Item 2.02 and Exhibit 99.1) and November 2, 2007;

•	our Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders, filed with the Commission on April 9, 2007; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 10, 2005.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Robert Garcia, Jr., Esq., Vice President and General Counsel, Syniverse Holdings, Inc., via mail at 8125 Highwoods Palm Way, Tampa, Florida 33647 or via telephone at (813) 637-5000.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Billing Services Group Luxembourg S.a.r.l.

We have audited the accompanying consolidated balance sheet of Billing Services Group Luxembourg S.a.r.l. (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Billing Services Group Luxembourg S.a.r.l. as of December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for pensions.

San Antonio, Texas

August 24, 2007

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED BALANCE SHEET

(In thousands, except share information)

December 31, 2006

Assets
Current assets:
Cash and cash equivalents	$14,963
Accounts receivable	8,890
Related-party receivables	374
Prepaid expenses and other current assets	1,115

Total current assets	25,342
Property, equipment and software	34,243
Less accumulated depreciation and amortization	8,150

Net property, equipment and software	26,093
Deferred finance costs, net of accumulated amortization of $354	2,459
Intangible assets, net of accumulated amortization of $13,933	28,376
Goodwill	185,267

Total assets	$267,537

Liabilities and shareholder’s equity
Current liabilities:
Trade accounts payable	$939
Related-party payables	8,354
Accrued liabilities	5,783
Current portion of long-term debt	5,761

Total current liabilities	20,837
Long-term debt, net of current portion	105,131
Pension liabilities	5,062
Deferred taxes	6,644

Total liabilities	137,674

Commitments and contingencies
Shareholder’s equity:
Convertible preferred equity certificates, Series A, $30 (€25) par value, 3,019,455 shares authorized, issued and outstanding, including cumulative accrued dividends	103,196
Common stock, $30 (€25) par value, 292,567 shares authorized, issued and outstanding	9,238
Additional paid-in capital	30,985
Accumulated deficit	(24,643)
Accumulated other comprehensive income	11,087

Total shareholder’s equity	129,863

Total liabilities and shareholder’s equity	$267,537

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands)

Year Ended December 31, 2006

Operating revenues	$43,354
Cost of services	203

Gross profit	43,151
Selling, general, and administrative expenses	19,973
Depreciation and amortization expense	14,215
Restructuring expense	2,361
Other expenses	63

Operating income	6,539
Other income (expense):
Interest expense, net of $636 capitalized	(8,902)
Prepayment penalties and write-off of deferred finance costs	(16,462)
Interest income	277
Other expense, net	(74)

Total other expense, net	(25,161)

Loss before income taxes	(18,622)
Income tax benefit	(3,712)

Net loss	(14,910)
Convertible preferred equity certificate dividend	(6,875)

Net loss applicable to common shareholder	$(21,785)

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(In thousands)

	Number of Shares	Common Stock	Convertible Preferred Equity	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Shareholder’s equity, December 31, 2005	1	$15	$96,321	$—	$(2,858)	$(4,422)	$89,056
Conversion of loan from sole shareholder	12	373	—	—	—	—	373
Issuance of common stock in exchange for shares of United Clearing Limited	280	8,850	—	30,985	—	—	39,835
Yield on convertible preferred equity	—	—	6,875	—	(6,875)	—	—
Net loss	—	—	—	—	(14,910)	—	(14,910)

Translation adjustment	—	—	—	—	—	15,332	15,332
Total comprehensive loss							422
Adoption of FASB Statement 158, net of taxes of $102	—	—	—	—	—	177	177

Shareholder’s equity, December 31, 2006	293	$9,238	$103,196	$30,985	$(24,643)	$11,087	$129,863

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

Year Ended December 31, 2006

Operating activities
Net loss	$(14,910)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,353
Amortization of intangibles	8,862
Amortization and write-off of deferred finance costs	8,576
Paid-in-kind interest on debt	1,490
Loss on disposal of assets	7
Changes in operating assets and liabilities:
Increase in accounts receivables	(155)
Decrease in prepaid expenses and other assets	77
Decrease in trade accounts payable	(2,362)
Increase in related-party payables	5,744
Decrease in accrued liabilities	(44)
Benefit for deferred taxes	(4,442)

Net cash provided by operating activities	8,196

Investing activities
Purchase of BSG Germany	(324)
Cash acquired in purchase of United Clearing Limited, net of cash outlay	7,146
Purchases of property, equipment and software, including $636 of capitalized interest	(9,120)

Net cash used in investing activities	(2,298)

Financing activities
Borrowings of long-term debt	124,400
Payments on long-term debt	(114,717)
Finance costs	(3,858)

Net cash provided by financing activities	5,825
Effect of exchange rate changes on cash	1,023

Net increase in cash and cash equivalents	12,746
Cash and cash equivalents at beginning of year	2,217

Cash and cash equivalents at end of year	$14,963

Supplemental cash information
Cash paid during the year for:
Interest	$6,614

Taxes	$—

Noncash investing activities
Adjustment to goodwill, property, equipment and software, and accrued liabilities	$1,221

Noncash financing activities
Issuance of common shares in exchange for shares of United Clearing	$39,835

Increase of common shares upon conversion of long-term debt to equity	$373

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

1.     Organization and Summary of Significant Accounting Policies

Organization

Billing Services Group Luxembourg S.a.r.l. (the “Company”) is a direct wholly owned subsidiary of Billing Services Group Limited (“BSG Limited”). The Company was formed in 2005 as a holding company for entities that provide clearing, settlement, payment, and financial risk management solutions to wireless communications service providers. The Company owns BSG Clearing Solutions GmbH (“BSG Germany”), BSG Clearing Solutions UK Limited (“BSG UK”), and United Clearing Limited (“United Clearing”).

Effective March 1, 2006, BSG Limited completed the acquisition of all of the issued and to-be-issued share capital of United Clearing by way of an all share transaction. The consideration was the issue of 25,111,759 shares of BSG Limited’s common stock. BSG Limited subsequently contributed the shares of United Clearing to the Company in exchange for 280,442 common shares of the Company. United Clearing is a leading provider of financial clearing and settlement solutions to the global mobile telecommunications market. The results of United Clearing’s operations have been included in the Company’s consolidated statement of operations since March 1, 2006.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its subsidiaries, BSG Germany, BSG UK, and United Clearing. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and highly liquid investments with original maturities of three months or less. The Company holds cash and cash equivalents at several major financial institutions. The Company has entered into control agreements with its lenders and certain financial institutions covering certain of its deposit accounts.

Financial Instruments

Due to their short maturity, the carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximated their fair values at December 31, 2006.

Property, Equipment and Software

Property, equipment and software are primarily composed of furniture and fixtures, office equipment, computer equipment and software, and leasehold improvements, including capitalized interest, which are recorded at cost. The cost of additions and substantial improvements to property and equipment, including software being developed for internal use, is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property, equipment and software are depreciated using the straight-line method over their estimated useful lives, which generally range from three to seven years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon disposition, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in other income (expense) for that period.

Capitalized Software Costs

The Company capitalizes the cost of internal-use software that has a useful life in excess of one year. These costs consist of payments made to third parties and the salaries of employees working on such software development. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred.

The Company also develops software used in providing services. These software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning and high-level design activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features, and technical performance requirements. Capitalization of costs ceases when a product is available for general use.

Capitalized software development costs are depreciated using the straight-line method over their estimated useful lives, which generally range from four to seven years. For the year ended December 31, 2006, the Company capitalized $7,976,000 of software development costs. Capitalized software development costs are depreciated upon completion of the related software development project. No depreciation expense relating to such capitalized costs was recorded during the year ended December 31, 2006, as the projects are still under development.

Purchase Accounting

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying identifiable net assets, based on their respective estimated fair values generally resulting from a third-party valuation performed at the Company’s request. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items. In addition, reserves have been established on the Company’s balance sheet related to acquired liabilities based on assumptions made at the time of acquisition. The Company evaluates the reserves on a regular basis to determine the adequacies of the amounts.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is reviewed annually for potential impairment, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. An impairment may exist when the carrying amount of net assets exceeds its implied fair value.

Long-Lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with Statement 144, long-lived assets are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. These evaluations include comparing the future undiscounted cash flows of such assets to the carrying value. If the carrying value exceeds the future undiscounted cash flows, the assets are written down to their fair value.

Revenue Recognition

The Company provides its services to telecommunications and other service providers and recognizes revenue from its services when its customers’ records are processed and accepted by the Company.

Advertising Costs

The cost of advertising is expensed as incurred. The Company incurred $379,000 in advertising costs for the year ended December 31, 2006.

Income Taxes

The Company accounts for income taxes under Statement 109, Accounting for Income Taxes. Under Statement 109, deferred taxes are recognized using the liability method and tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company and each of its subsidiaries file separate income tax returns with the applicable tax authorities.

Foreign Currency

Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of shareholder’s equity, “accumulated other comprehensive income (loss).” Foreign currency transaction gains and losses are included in operations.

Deferred Finance Costs

Loan costs of approximately $2,813,000 attributable to obtaining the new credit facility described in Note 6 were allocated to the Company by BSG Limited in 2006 based on the Company’s proportion of the global refinancing and are being amortized on the interest method over the term of the debt. Previously unamortized loan costs related to the former credit agreements were written off upon the refinancing of such debt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards and Disclosures

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting treatment of uncertain tax positions in the financial statements in accordance with FASB

Statement 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and required disclosures. It is effective for fiscal years beginning after December 15, 2006. The new guidance will be effective for the Company on January 1, 2007. The Company is currently evaluating the impact of this standard on its results of operations and its financial position. The Company anticipates that the adoption of the provisions of FIN 48 will not have a material impact on its financial statements and will consist of reclassification of certain income tax related liabilities in its financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“Statement 158”). Statement 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158, and the effect on the Company’s financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. Statement 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plan. See Note 10 for further discussion of the effect of adopting Statement 158 on the Company’s consolidated financial statements.

2.     Acquisitions

EDS Interoperator Services GmbH

On August 15, 2005, the Company acquired all of the stock of EDS Interoperator Services GmbH, a German limited liability company (“BSG Germany”) for a purchase price of $184.0 million, including closing costs of $0.8 million. The purchase price was funded through (i) $68.0 million of borrowings under a Euro-denominated credit facility, (ii) $90.0 million of capital from BSG Limited, and (iii) a net deferred consideration payable of $26.0 million, which was paid in full in 2006. The acquisition was accounted for by the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value. The transaction resulted in intangible assets having an original value of $176.0 million, consisting of customer contracts of $33.4 million and goodwill of $142.6 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of purchase:

(In thousands)
Current assets	$8,383
Property, equipment and software	15,610
Intangible assets	33,429
Goodwill	142,552

Total assets acquired	199,974
Current liabilities assumed	5,379
Other liabilities	10,562

Total liabilities assumed	15,941

Net assets acquired	$184,033

United Clearing Limited

Effective March 1, 2006, BSG Limited completed the acquisition of all of the issued and to-be-issued share capital of United Clearing through the issuance of 25,111,759 shares of its common stock, the payout of $2.2 million for closing costs, and the buyout of the outstanding United Clearing stock options. Subsequently, BSG Limited contributed the shares of United Clearing to the Company in exchange for 280,442 shares of the Company’s stock.

The acquisition was accounted for by the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value. The results of operations have been included in the consolidated statement of operations since March 1, 2006. The transaction resulted in intangible assets having an original value of $34.8 million, consisting of customer relationships of $6.0 million and goodwill of $28.8 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of purchase:

(In thousands)
Cash	$9,399
Other current assets	891
Property, equipment and software	808
Intangible assets	5,976
Goodwill	30,959

Total assets acquired	48,033
Liabilities assumed	5,945

Net assets acquired	$42,088

The pro forma statement of operations of the Company, assuming the acquisition of United Clearing was completed on January 1, 2006, is as follows:

(Unaudited)
(In thousands)
Operating revenues	$44,482
Operating income	6,612
Net loss	14,786

3.     Property, Equipment and Software

Property, equipment and software consisted of the following at December 31, 2006:

(In thousands)
Furniture and fixtures	$69
Telecommunication equipment	73
Computer equipment	2,782
Computer software	18,219
Software development, including $636 of capitalized interest	12,983
Leasehold improvements	117

34,243
Less accumulated depreciation	8,150

Net property, equipment and software	$26,093

Depreciation expense was $5,353,000 for the year ended December 31, 2006.

4.     Goodwill

The Company tests goodwill for impairment using a two-step impairment process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

In accordance with Statement 142, the Company completed step one of the two-step goodwill impairment process as of the fourth quarter of 2006. No impairment charges resulted from completion of the test. The Company may incur impairment charges in the future under Statement 142 to the extent the Company does not achieve its expected cash flow, and to the extent that market values and long-term interest rates, in general, decrease and increase, respectively.

The following table presents the changes in carrying amount of goodwill for the year ended December 31, 2006:

(In thousands)
Balance as of December 31, 2005	$136,346
Adjustment	(896)
Acquisitions	30,959
Foreign currency	18,858

Balance as of December 31, 2006	$185,267

During 2006, the Company made (i) $18.9 million positive adjustments to goodwill to reflect the impact of foreign currency translations, (ii) $1.2 million of negative adjustments to reflect a reclassification of value of fixed assets of BSG Germany, and (iii) $0.3 million of positive adjustment to reflect an increase in the purchase price of BSG Germany.

5.     Intangible Assets

The Company has definite-lived intangible assets recorded that continue to be amortized in accordance with Statement 142. These assets consist primarily of customer contracts, which are amortized on an accelerated basis over their respective estimated lives. The weighted average amortization period is approximately ten years. The gross carrying amount and accumulated amortization for the customer contracts are $42,309,000 and $13,933,000, respectively.

Total amortization expense from definite-lived intangibles was $8,862,000 for the year ended December 31, 2006. The estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangibles is:

(In thousands)
2007	$7,106
2008	5,709
2009	4,340
2010	2,987
2011	2,015

6.     Debt

The components of long-term debt are as follows at December 31, 2006:

(In thousands)
First Lien Facility	$110,892
Revolving Credit Facility	—

110,892
Less current portion	5,761

$105,131

On May 5, 2006, the Company refinanced its debt under a global refinancing transaction by BSG Limited. The Company entered into a new credit agreement totaling $125.0 million and borrowed $110.0 million, using the proceeds to (i) repay $106.8 million under its former credit agreements, including accrued interest and prepayment premiums; and (ii) pay $2.8 million in transaction costs.

The new credit facilities consist of (i) an €87.3 million first lien facility (the “First Lien Facility”), and (ii) a $15.0 million revolving credit facility (the “Revolving Credit Facility”), under which an affiliated company under common control also has credit availability. The First Lien Facility matures in 2012 and the Revolving Credit Facility matures in 2011. At December 31, 2006, outstanding borrowings were $110.9 million (€84.0 million) under the First Lien Facility. No borrowings were outstanding under the Revolving Credit Facility at December 31, 2006, and $15.0 million remains available for borrowing.

Interest rates are based on the European Interbank Offered Rate (EURIBOR) plus a margin of 2.5%. The Company’s borrowing rate was 5.74% at December 31, 2006. All interest under the new credit facility is payable in cash. Under the former credit facility, a portion of the interest was added to the principal balance rather than being payable in cash.

Required principal payments under the above facilities are as follows:

First Lien Facility
(In millions)
2007	$5,761
2008	5,761
2009	5,761
2010	5,761
2011	4,321
Thereafter	83,527

$110,892

Compliance

All loans include mandatory prepayment provisions related to the excess cash flow of BSG Limited, as defined in the related agreements.

The credit agreement includes covenants requiring BSG Limited, the Company’s ultimate parent, to maintain certain minimum levels of interest coverage and maximum levels of leverage and capital expenditures on a consolidated basis. The agreement also includes various representations, restrictions (including the payment of dividends), and other terms and conditions, which are usual and customary in transactions of this nature.

The facilities outstanding are secured by all of the Company’s assets, guarantees from BSG Germany and United Clearing, and cross guarantees from other affiliated entities of BSG Limited.

7.    Income Taxes

The components of the Company’s income tax expense were as follows at December 31, 2006:

(In thousands)
Current expense	$852
Deferred benefit	(4,564)

Net income tax benefit	$(3,712)

The income tax provision differs from amounts computed by applying a 34% tax rate to income before income taxes as follows at December 31, 2006:

(In thousands)
Estimated tax benefit at 34%	$(6,332)
Increases (reductions) from:
Foreign tax rate differential	(269)
Valuation allowance	4,462
Interest expense	(1,781)
Other	208

Provision for income tax benefit	$(3,712)

There are significant differences among the tax laws of the countries in which the Company is operating, including varying tax rates and deductibility of certain expenses. For example, the convertible preferred equity certificates included in equity are treated as debt for Luxembourg tax purposes, resulting in deductible interest expenses.

Deferred income taxes result from temporary differences between the bases for financial statement purposes and income tax purposes. The net deferred tax assets and liabilities included in the balance sheet include the following amounts at December 31, 2006:

(In thousands)
Deferred tax assets:
Accrued liabilities	$106
Net operating losses	10,508
Capital loss	705
Pensions	802
Interest expense	136
Valuation allowance	(5,166)

Total deferred tax assets	7,091

Deferred tax liabilities:
Property and equipment	(1,817)
Intangible assets	(8,947)
Software development	(2,961)
Other	(10)

Total deferred tax liabilities	(13,735)

Net deferred tax liabilities	$(6,644)

The Company has loss carryforwards of approximately $19.1 million for income tax purposes and $10.4 million for the trade tax in Germany, as well as $14.5 million in Luxembourg, none which is subject to a statute of limitations. In addition, there is a $2.3 million capital loss carryforward in the United Kingdom that has no statute of limitations. Management is of the opinion that it is more likely than not that the Luxembourg and UK deferred tax assets associated with these losses will not be realized and has established a valuation allowance for those assets.

8.     Commitments

The Company leases certain office space and equipment under various operating leases. Annual future minimum lease commitments as of December 31, 2006, are as follows:

Facilities and Equipment Commitments
(In thousands)
Year ended December 31:
2007	$442
2008	435
2009	340
2010	311
2011	78

Rental expense under these operating leases approximated $435,000 for the year ended December 31, 2006.

9.     Contingencies

The Company is involved from time to time in various claims, legal actions, and regulatory proceedings arising in the ordinary course of business. At December 31, 2006, the Company had no amount accrued for contingencies. The Company believes it is unlikely that the final outcome of any potential claims, litigation, or proceedings will have a material adverse effect on the Company’s financial position or results of operations; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company’s results of operations for the fiscal period in which such resolution occurs.

10.     Employee Benefit Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 requires the Company to recognize the funded status of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains since the Company acquired BSG Germany in August 2005, pursuant to the provisions of Statement 87, Employers’ Accounting for Pensions. These amounts will be subsequently recognized in net periodic pension cost pursuant to the Company’s accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on the Company’s statement of financial position at December 31, 2006, are presented in the following table.

	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
		(In thousands)
Accrued pension liability	$5,341	$(279)	$5,062
Deferred income tax liability	—	102	102
Accumulated other comprehensive income, net of tax	—	177	177

Included in accumulated other comprehensive income at December 31, 2006, are the following amounts that have not yet been recognized in net periodic pension cost:

Total
Unrecognized actuarial gain, net of taxes	$177

The adoption of Statement 158 had no effect on the Company’s statement of operations for the year ended December 31, 2006, and it will not affect the Company’s operating results in future periods.

Pension Plan

As part of the BSG Germany acquisition, the Company assumed a noncontributory defined benefit retirement plan. The benefits are based on employees’ annual compensation. The plan benefits are paid to BSG Germany employees at least 65 years of age that have been employed with the Company a minimum of ten years.

Assumptions used in determining the benefit obligations for pension and other postretirement plans as of December 31, 2006, were as follows:

Discount rate	4.25%
Average compensation increase (salaried employees only)	2.75%

The following table provides a reconciliation of benefit obligation, plan assets, and funded status of the plan as of December 31, 2006:

(In thousands)
Projected benefit obligation	$(5,062)
Plan assets at fair value	—

Net liability on balance sheet	$(5,062)

Net benefit cost for the year ended December 31, 2006, included the following components:

(In thousands)
Service cost on benefits earned during the year	$290
Interest cost on projected benefit obligation	256

Net benefit expense	$546

The Company estimates benefit payments for each of the next five years and in aggregate for the five years thereafter as follows (in thousands):

Fiscal year:
2007	$7
2008	10
2009	25
2010	21
2011	30
2012–2016	561

11.    Related-Party Transactions

The Company has issued 3,019,455 nonvoting convertible preferred equity certificates (“CPECs”) to BSG Limited. Each CPEC has a par value of €25. The owner of the CPECs is entitled to receive an annual payment in an amount equal to 7.25% per annum of the CPECs’ par value, but only to the extent of the Company’s retained earnings calculated before accrual for any such payment. Payments may be made, at the sole discretion of the Company, in cash or in common shares with equivalent market value. At any time after the 3rd anniversary (2008) of their issuance, the Company or the holder of the CPECs can convert each CPEC into one common share. The Company may repurchase the CPECs beginning in 2008 and is obligated to redeem any outstanding and unconverted CPECs in 2035. At December 31, 2006, no dividends have been paid to the CPEC holder and the carrying value of the CPECs was $103.2 million, including accrued dividends of $9.4 million. The CPECs restrict the Company from paying dividends or redeeming common shares.

During 2006, the Company made cash advances to a foreign affiliate of BSG Limited and received cash advances from BSG Limited, as well as foreign affiliates of BSG Limited. At December 31, 2006, $0.4 million is recorded as a related-party receivable and $8.4 million is recorded as a related-party payable in the accompanying consolidated balance sheet. No interest has been recorded.

12.     Restructuring and Nonrecurring Expenses

In response to changing business conditions, the Company implemented a series of restructuring initiatives to reduce costs and refocus its business strategy. As a result, the Company recognized $2.4 million of restructuring charges and $0.1 million of nonrecurring expenses in 2006. At December 31, 2006, a total of $2.3 million had been disbursed in connection with the $2.5 million aggregate restructuring and nonrecurring charges. The remaining $0.2 million is included in accrued liabilities in the accompanying consolidated balance sheet.

The $2.4 million of restructuring charges included $2.2 million of severance and related compensation costs paid to terminated employees and $0.2 million of lease termination fees.

The $0.1 million of nonrecurring expenses primarily included fees and expenses paid to professional advisory firms for services related to uncompleted acquisitions in which the Company has terminated discussion.

13.    Subsequent Event

On April 1, 2007, BSG Limited entered into an agreement to sell 100% of the capital stock of the Company to an unrelated party. Completion of the transaction is subject to several conditions which are customary in transactions of this nature, including governmental regulatory approval. The Company expects the transaction to be concluded in 2007.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$12,987	$14,963
Accounts receivable	7,387	8,890
Related-party receivables	1,736	374
Prepaid expenses and other current assets	1,259	1,115

Total current assets	23,369	25,342
Property, equipment and software	37,914	34,243
Less accumulated depreciation and amortization	11,172	8,150

Net property, equipment and software	26,742	26,093

Deferred finance costs, net of accumulated amortization of $668 and $354 at June 30, 2007 and December 31, 2006, respectively	2,145	2,459
Intangible assets, net of accumulated amortization of $19,232 and $13,933 at June 30, 2007 and December 31, 2006, respectively	24,112	28,376
Goodwill	189,743	185,267

Total assets	$266,111	$267,537

Liabilities and shareholder’s equity
Current liabilities:
Trade accounts payable	$974	$939
Related-party payables	4,636	8,354
Accrued liabilities	4,456	5,783
Current portion of long-term debt	5,902	5,761

Total current liabilities	15,968	20,837
Long-term debt, net of current portion	104,753	105,131
Pension liabilities	5,483	5,062
Deferred taxes	5,937	6,644

Total liabilities	132,141	137,674

Commitments and contingencies
Shareholder’s equity:
Convertible preferred equity certificates, Series A, $30 (€25) par value, 3,019,455 shares authorized, issued and outstanding, including cumulative accrued dividends	106,798	103,196
Common stock, $30 (€25) par value, 292,567 shares authorized, issued and outstanding	9,238	9,238
Additional paid-in capital	30,985	30,985
Accumulated deficit	(27,262)	(24,643)
Accumulated other comprehensive income	14,211	11,087

Total shareholder’s equity	133,970	129,863

Total liabilities and shareholder’s equity	$266,111	$267,537

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Six Months Ended June 30
	2007	2006
	(Unaudited)	(Unaudited)
Operating revenues	$22,175	$19,124
Cost of services	126	75

Gross profit	22,049	19,049
Selling, general, and administrative expenses	10,893	9,853
Depreciation and amortization expense	7,943	7,225

Operating income	3,213	1,971
Other income (expense):
Interest expense	(2,995)	(4,954)
Prepayment penalties and write-off of deferred finance costs	—	(15,787)
Interest income	270	92
Other expense, net	(98)	(321)

Total other expense, net	(2,823)	(20,970)

Income (loss) before income taxes	390	(18,999)
Income tax (expense) benefit	593	3,997

Net income (loss)	983	(15,002)
Convertible preferred equity certificate dividend	(3,602)	(3,403)

Net loss applicable to common shareholder	$(2,619)	$(18,405)

Net income (loss)	$983	$(15,002)
Translation gain	3,124	10,624

Total comprehensive income (loss)	$4,107	$(4,378)

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30
	2007	2006
	(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$983	$(15,002)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,777	2,640
Amortization of intangibles	4,876	4,200
Amortization and write-off of deferred finance costs	290	7,906
Paid-in-kind interest on debt	—	1,490
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	1,692	(2,389)
Increase in prepaid expenses and other assets	(1,453)	(47)
Increase (decrease) in trade accounts payable	11	(1,373)
(Decrease) increase in related-party payables	(3,729)	3,442
Increase in accrued liabilities	(1,148)	(2,150)
Benefit for deferred taxes	(824)	(4,066)

Net cash provided by (used in) operating activities	3,475	(5,349)

Investing activities
Purchase of BSG Germany	—	705
Cash acquired in purchase of United Clearing Limited, net of cash outlay	—	7,146
Purchases of property, equipment and software, including $529 and $303 of capitalized interest	(2,863)	(5,631)

Net cash (used in) provided by investing activities	(2,863)	2,220

Financing activities
Borrowings of long-term debt	—	124,400
Payments on long-term debt	(2,903)	(111,967)
Finance costs	—	(3,701)

Net cash (used in) provided by financing activities	(2,903)	8,732
Effect of exchange rate changes on cash	315	(107)

Net (decrease) increase in cash and cash equivalents	(1,976)	5,496
Cash and cash equivalents at beginning of period	14,963	2,217

Cash and cash equivalents at end of period	$12,987	$7,713

Noncash financing activities
Issuance of common shares in exchange for shares of United Clearing	$—	$39,835

Increase of common shares upon conversion of long-term debt to equity	$—	$373

See accompanying notes.

BILLING SERVICES GROUP LUXEMBOURG S.a.r.l.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

1.    Organization and Summary of Significant Accounting Policies

Organization

Billing Services Group Luxembourg S.a.r.l. (the “Company”) is a direct wholly owned subsidiary of Billing Services Group Limited (“BSG Limited”). The Company was formed in 2005 as a holding company for entities that provide clearing, settlement, payment, and financial risk management solutions to wireless communications service providers. The Company owns BSG Clearing Solutions GmbH (“BSG Germany”), BSG Clearing Solutions UK Limited, and United Clearing Limited. United Clearing Limited was acquired effective March 1, 2006.

Basis of Financial Statement Presentation

The accompanying unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the U.S. for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The balance sheet at December 31, 2006, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended December 31, 2006.

The statements of operations for the six months ended June 30, 2007 and 2006, include $0 and $0.7 million, respectively, of overhead costs relating to personnel engaged in the worldwide activities of BSG Limited, including the Company.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Statement 109, Accounting for Income Taxes (“Statement 109”). Under Statement 109, deferred taxes are recognized using the liability method and tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The income tax provision differs from amounts computed by applying a 34% tax rate to income before income taxes as follows at June 30, 2007:

(In thousands)
Estimated tax at 34%	$133
Increase (reductions) from:
Foreign tax differential	(212)
Valuation allowance	558
Interest expense	(1,225)
Other	153

Provision for income tax benefit	$(593)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance on the measurement, classification and derecognition of tax positions. It requires a company to evaluate whether its tax positions will more-likely-than-not be sustained upon examination by the appropriate taxing authorities, including resolution of any related appeals or litigation. FIN 48 provides guidance on how a company should measure the amount of tax benefit that it should recognize in its financial statements. Under FIN 48, a company should classify a liability for unrecognized tax benefits as current to the extent the company anticipates making a payment within one year.

The Company did not have any unrecognized tax benefits at January 1, 2007 or June 30, 2007. Accordingly, there were no adjustments to the Company’s retained earnings at January 1, 2007, or to its reserve for uncertain tax positions during the six months ended June 30, 2007. Moreover, the Company’s effective income tax rate in future periods will not be affected by recognition of unrecognized tax benefits as of June 30, 2007. The Company does not anticipate any significant change in the amount of unrecognized tax benefits before June 30, 2008.

The Company’s policy is to recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense. There were no accrued interest or penalties recorded at January 1, 2007, and the Company did not recognize any such accrued interest or penalties during the six months ended June 30, 2007.

The Company and each of its subsidiaries file separate income tax returns with the applicable tax authorities. There are significant differences among the tax laws of the countries in which the Company is operating, including varying tax rates and deductibility of certain expenses. For example, the convertible preferred equity certificates included in equity are treated as debt for Luxembourg tax purposes, resulting in deductible interest expense. The tax returns of the Company and its subsidiaries since 2004 remain subject to examination by tax jurisdictions.

Foreign Currency

Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the period. The assets and liabilities of those subsidiaries are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of shareholder’s equity, “accumulated other comprehensive income (loss).” Foreign currency transaction gains and losses are included in operations.

2.    Debt

The components of long-term debt are as follows at June 30, 2007:

(In thousands)
First Lien Facility	$110,655
Revolving Credit Facility	—

110,655
Less current portion	5,902

$104,753

The Company’s credit facilities consist of (i) an € 87.3 million first lien facility (the “First Lien Facility”), and (ii) a $15.0 million revolving credit facility (the “Revolving Credit Facility”), under which an affiliated company under common control also has credit availability. The First Lien Facility matures in 2012 and the Revolving Credit Facility matures in 2011. At June 30, 2007, outstanding borrowings were $110.7 million (€81.8 million) under the First Lien Facility. No borrowings were outstanding under the Revolving Credit Facility at June 30, 2007, and $15.0 million remained available for borrowing.

Interest rates are based on the European Interbank Offered Rate (EURIBOR) plus a margin of 2.5%. The Company’s borrowing rate was 6.58% at June 30, 2007.

3.    Contingencies

The Company is involved from time to time in various claims, legal actions, and regulatory proceedings arising in the ordinary course of business. At June 30, 2007, the Company had no amount accrued for contingencies. The Company believes it is unlikely that the final outcome of any potential claims, litigation, or proceedings will have a material adverse effect on the Company’s financial position or results of operations; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company’s results of operations for the fiscal period in which such resolution occurs.

4.    Employee Benefit Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 requires the Company to recognize the funded status of its pension plan in the statement of financial position, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. A $177,000 adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial gains since the Company acquired BSG Germany in August 2005, pursuant to the provisions of Statement 87, Employers’ Accounting for Pensions. Such amount is being recognized in net post-adoption periodic pension cost pursuant to the Company’s accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise after adoption are not recognized as net periodic pension cost in the same periods but are instead recognized as a component of other comprehensive income (loss). Those amounts will be recognized post-adoption as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of Statement 158.

The adoption of Statement 158 had no effect on the Company’s statement of operations for the quarter ended June 30, 2007.

Pension Plan

As part of the BSG Germany acquisition, the Company assumed a noncontributory defined benefit retirement plan. The benefits are based on employees’ annual compensation. The plan benefits are paid to BSG Germany employees at least 65 years of age that have been employed with the Company a minimum of ten years.

Assumptions used in determining the benefit obligations for pension and other postretirement plans as of June 30, 2007, were as follows:

Discount rate	4.25%
Average compensation increase (salaried employees only)	2.75%

The following table provides a reconciliation of benefit obligation, plan assets, and funded status of the plan as of June 30, 2007:

(In thousands)
Projected benefit obligation	$(5,483)
Plan assets at fair value	—
Net liability on balance sheet	$(5,483)

Pension expense of $293,000 was recognized for the six months ended June 30, 2007. No contributions were made to the plan during the six months and three months ended June 30, 2007.

5.    Related-Party Transactions

The Company has issued 3,019,455 nonvoting convertible preferred equity certificates (“CPECs”) to BSG Limited. Each CPEC has a par value of €25. The owner of the CPECs is entitled to receive an annual payment in an amount equal to 7.25% per annum of the CPECs’ par value, but only to the extent of the Company’s retained earnings calculated before accrual for any such payment. Payments may be made, at the sole discretion of the Company, in cash or in common shares with equivalent market value. At any time after the third anniversary (2008) of their issuance, the Company or the holder of the CPECs can convert each CPEC into one common share. The Company may repurchase the CPECs beginning in 2008 and is obligated to redeem any outstanding and unconverted CPECs in 2035. At June 30, 2007, no dividends have been paid to the CPEC holder.

6.    Pending Sale of the Company

On April 1, 2007, BSG Limited entered into an agreement to sell 100% of the capital stock of the Company to an unrelated party. Completion of the transaction is subject to several conditions, which are customary in transactions of this nature, including governmental regulatory approval. The Company expects the transaction to be concluded in 2007. In connection with this transaction, the Company has paid $1.4 million in transaction costs on behalf of BSG Limited. These costs are included in related-party receivables on the balance sheet.

As of the closing date of the transaction contemplated under the stock purchase agreement, and subject to the provisions thereof, BSG Limited’s intercompany receivables from the Company for the par value and accrued dividends under the CPECs will be effectively transferred to the buyer as part of the consideration. Concurrently, intercompany obligations between (i) the Company and its subsidiaries and (ii) BSG Limited and its other subsidiaries will be settled, with adjustments to the purchase price, in accordance with the provisions of the stock purchase agreement.

PROSPECTUS

Subject to Completion Dated June 8, 2007

31,750,000 Shares

Common Stock

We and the selling stockholders may each, from time to time, sell shares of our common stock covered by this prospectus in one or more offerings. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, but we will incur expenses in connection with the offering.

Our registration of the shares of our common stock covered by this prospectus does not mean that we or the selling stockholders will offer or sell any of the shares. We and the selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. The names of any underwriters, dealers or agents, as well as other specific information about the terms of a particular offering and the identity of any selling stockholders, will be included in a prospectus supplement relating to that offering. We provide more information about how we and the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 6.

Our common stock is traded on the New York Stock Exchange under the symbol “SVR.” On June 7, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $12.48 per share.

See “ Risk Factors” on page 1 of this prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Specific information about the terms of an offering will be included in a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update or change information included in this prospectus, including, but not limited to, the identity of the selling stockholders. You should read both this prospectus and the prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. Neither we, the selling stockholders nor any underwriter has authorized anyone to provide information different from that contained in this prospectus and the documents incorporated by reference herein. The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

The terms “Syniverse,” “we,” “us,” and “our” as used in this prospectus refer to Syniverse Holdings, Inc. and its consolidated subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

i

OUR COMPANY

Overview

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. We serve over 350 telecommunications carriers in over 50 countries. Many of these carriers depend on our integrated suite of transaction-based services to solve the complexities associated with offering seamless wireless services, connecting disparate carrier networks and facilitating the rapid deployment of next-generation wireless services. Our services enable wireless carriers to provide their customers with enhanced wireless services including national and international wireless voice and data roaming, caller ID, Short Message Service (“SMS”) messaging, Multimedia Messaging Services (“MMS”), wireless number portability and wireless data content.

The global wireless industry relies on an extensive and complex set of communication standards, technical protocols, network interfaces and systems that must successfully interoperate in order to provide global voice and data services. The proliferation of these standards has resulted in technological incompatibilities, both within and between carriers. These incompatibilities have become increasingly difficult to manage as new wireless technologies and services are introduced and deployed.

Our position as a trusted and neutral intermediary between carriers allows us to solve these technical and operational challenges for the wireless industry. By providing our carrier customers a single point of system and network connectivity, we are able to translate otherwise incompatible communication standards and protocols, route telephone calls and SMS and MMS messages to support national and international roaming and provide access to intelligent network services such as wireless number portability and caller ID. Our services platforms also enable carriers to rapidly and cost-effectively deploy next-generation services such as wireless data content and Voice-over-Internet Protocol (“VoIP”).

We provide these services to telecommunications carriers globally, including the ten largest U.S. wireless carriers and seven of the ten largest global wireless operators. Our domestic customers include Cingular Wireless, Sprint/Nextel, T-Mobile USA and Verizon Wireless. We serve over 100 international carriers outside North America, including Vodafone, SFR, China Unicom, KDDI and SK Telecom.

We generate the majority of our revenue on a per-transaction basis, often generating multiple transactions from a single subscriber call or data session. The remainder of our revenues are generated from recurring, non-transaction fees for network connections and software maintenance. Demand for our services is driven primarily by the volume of wireless voice calls and data sessions, the frequency of subscriber roaming activity, the number of SMS and MMS messages exchanged and subscriber adoption of new wireless data services.

Syniverse Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 8125 Highwoods Palm Way, Tampa, Florida 33647, and our telephone number is (813) 637-5000. Our website address is www.syniverse.com. Information on our website should not be construed to be part of this prospectus.

RISK FACTORS

Investing in our common stock involves risks. Our business, financial condition, operating results and cash flows can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. You should carefully consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other documents we file with the Securities and Exchange Commission (“SEC”) in the future (see “Incorporation of Certain Information by Reference”).

FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated by reference in this prospectus and in particular, statements found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that are not historical in nature may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often identified by the words “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” “plan,” or similar expressions. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include the following:

•	unpredictable quarterly fluctuations in our business;

•	the effects of competition or consumer and merchant use of our services;

•	the impact of international expansion efforts on our business;

•	changes in our tax status;

•	those incorporated by reference in this prospectus under the caption “Risk Factors”; and

•

those described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this prospectus.

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our business, financial condition, operating results or cash flows. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

USE OF PROCEEDS

We are registering 31,750,000 shares of our common stock for sale by us and/or the selling stockholders. We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered by us under this prospectus. Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of shares of our common stock will be used for general corporate purposes. General corporate purposes may include capital expenditures, the repayment of debt, investments in our subsidiaries, working capital, repurchases of stock, or the financing of possible acquisitions or business opportunities. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We will bear all costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, but not limited to, all registration and filing fees, fees and expenses of our counsel and our accountants and fees and expenses of counsel to the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and brokerage expenses incurred by the selling stockholders in connection with their sales of common stock.

SELLING STOCKHOLDERS

Under this prospectus, the selling stockholders may sell up to 31,750,000 shares of our common stock held by certain of our stockholders less the number of shares, if any, we sell. The shares of common stock to be sold by the selling stockholders were acquired in February 2005 upon the dissolution of Syniverse Holdings, LLC following our initial public offering. Syniverse Holdings, LLC acquired these shares of common stock or shares of our class A cumulative redeemable preferred stock, which were converted into the shares of common stock, in February 2002 as part of our acquisition from Verizon Communications.

The prospectus supplement for any offering of the common stock by the selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each selling stockholder before and after the offering;

•	the percentage of the common stock held by each selling stockholder before and after the offering; and

•	the number of shares of our common stock offered by each selling stockholder.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,300,000 shares of common stock, $0.001 par value per share, 300,000 shares of unclassified preferred stock, $0.001 par value per share and 300,000 shares of class A cumulative redeemable convertible preferred stock, $0.01 par value per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is included as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

As of March 31, 2007, there were 68,081,758 shares of common stock outstanding held by stockholders and options outstanding to purchase 820,748 shares of common stock under our stock option plans.

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive, equally, on a per share basis, dividends and other distributions is cash, securities or other property out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

We are authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 300,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

As of March 31, 2007, there were no shares of our class A cumulative redeemable convertible preferred stock outstanding.

Registration Rights

We have entered into a registration agreement with certain of our stockholders. The registration agreement grants the holders of a majority of the shares of our common stock that are registrable under the registration agreement, whom we refer to as the majority stockholders, the right, at any time, to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. Subject to certain limitations, we are be obligated to effect an unlimited number of long-form and short-form registrations upon the majority stockholders’ demand, for which we will be required to pay the registration expenses.

In addition, if we propose to register securities for our own account, the stockholders who are parties to the registration agreement may be entitled to include their shares in that registration. All of these registration rights are subject to conditions and limitations, which include our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Corporate Opportunities

Our amended and restated certificate of incorporation renounces, to the fullest extent permitted by the Delaware General Corporation Law, any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not employees of us or one of our subsidiaries.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

New York Stock Exchange Listing

Our common stock is for listed on the New York Stock Exchange under the symbol “SVR.”

PLAN OF DISTRIBUTION

We are registering 31,750,000 shares of our common stock for possible sale by us and/or the stockholders. We and/or the selling stockholders may offer and sell all or a portion of the shares of common stock covered by this prospectus from time to time, directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters, in one or more or any combination of the following transactions:

•	on the New York Stock Exchange, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions (on either a firm commitment or best-efforts basis);

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

We and the selling stockholders may sell the shares at a fixed price or prices, which may change, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares, from time to time, will be determined by us or the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market.

We and the selling stockholders may also enter into derivative transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume. We and the selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act. We or the selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

Under a registration agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. Under the registration agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, the selling stockholders will pay any underwriting discounts or commissions relating to the sale of their shares of common stock in any underwritten offering.

Upon our entering into, or our receipt of notification from a selling stockholder that the selling stockholder has entered into, any material arrangement with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of each selling stockholder, if applicable;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of common stock. This may include over-allotments or short sales of common stock, which involve the sale by persons participating in the offering of more common stock than we or the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of common stock by bidding for or purchasing common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if common stock sold by them is repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

We and the selling stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock covered by this prospectus. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to our and our affiliates’ activities, as well as, the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus. Upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in GTCR Co-Invest, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, L.L.C. and certain of its affiliates in connection with certain legal matters.

EXPERTS

The consolidated financial statements of Syniverse Holdings, Inc. appearing in Syniverse Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 (including Schedule II appearing therein) and Syniverse Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Filings. We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov.

Stock Market. Our common stock is listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Registration Statement. We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Reports on Form 8-K filed on April 2, 2007, April 3, 2007, April 6, 2007, and May 30, 2007;

•	our Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders, filed with the Commission on April 9, 2007; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 10, 2005.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3), or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Robert Garcia, Jr., Esq., Vice President and General Counsel, Syniverse Holdings, Inc., via mail at 8125 Highwoods Palm Way, Tampa, Florida 33647 via telephone at (813) 637-5000.

20,000,000 Shares

Prospectus Supplement

November 1, 2007

Common Stock

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Bear, Stearns & Co. Inc.

Robert W. Baird & Co.

Jefferies & Company

JPMorgan

Raymond James

UBS Investment Bank